Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264833

PROSPECTUS

Huntington Ingalls Industries, Inc.

Offer to Exchange

up to $600,000,000 2.043% Senior Notes due 2028 that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of our outstanding unregistered 2.043% Senior Notes due 2028

and

up to $400,000,000 0.670% Senior Notes due 2023 that have been registered under the Securities Act, for any and all of

our outstanding unregistered 0.670% Senior Notes due 2023

Terms of the Exchange Offer

We are offering $600,000,000 aggregate principal amount of new 2.043% Senior Notes due 2028 (the “New 2028 Notes”) in exchange for an equal amount of outstanding 2.043% Senior Notes due 2028 (the “Old 2028 Notes” and, together with the New 2028 Notes, the “2028 Notes”) and $400,000,000 aggregate principal amount of new 0.670% Senior Notes due 2023 (the “New 2023 Notes”) in exchange for an equal amount of outstanding 0.670% Senior Notes due 2023 (the “Old 2023 Notes” and, together with the New 2023 Notes, the “2023 Notes”). We refer to the Old 2023 Notes and the Old 2028 Notes collectively in this prospectus as the “Old Notes.” We refer to the New 2023 Notes and the New 2028 Notes collectively in this prospectus as the “New Notes.”

•

The exchange offer expires at 5:00 p.m., New York City time, on June 21, 2022, unless extended (the date and time referred to herein as the “expiration date”). We do not currently intend to extend the expiration date.

•	Tenders of Old Notes may be withdrawn at any time prior to the expiration date.

•	All Old Notes that are validly tendered and not validly withdrawn will be exchanged.

•	The exchange of Old Notes for New Notes generally will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•

The terms of the New Notes to be issued in the exchange offer are substantially the same as the terms of the Old Notes, except that the offer of the New Notes is registered under the Securities Act, and the New Notes have no transfer restrictions, rights to additional interest or registration rights.

•	The New Notes will not be listed on any securities exchange. A public market for the New Notes may not develop, which could make selling the New Notes difficult.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal accompanying this prospectus states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Investing in the New Notes to be issued in the exchange offer involves certain risks. See “Risk Factors” beginning on page 10.

We are not making an offer to exchange New Notes for Old Notes in any jurisdiction where the offer is not permitted. Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 23, 2022

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INDUSTRY AND MARKET DATA

We obtained the market and competitive position data included in this prospectus and the documents incorporated by reference in this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and third-party surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these surveys, studies and publications is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

PRESENTATION OF FINANCIAL AND OPERATING INFORMATION

In this prospectus, we disclose non-GAAP financial measures, including segment operating income and free cash flow, which are derived on the basis of methodologies other than generally accepted accounting principles in the United States (“GAAP”). In “Summary Condensed Consolidated Financial Data” included in this prospectus, we provide reconciliations of segment operating income to total operating income and free cash flow to net cash provided by (used in) operating activities. The non-GAAP financial measures described in this prospectus are not a substitute for the GAAP measures of earnings or liquidity. We believe that these non-GAAP financial measures are widely used by investors and are useful indicators to measure our current and period-to-period performance. We use segment operating income and free cash flow as key operating metrics in assessing the performance of our business and as key performance measures in evaluating management performance and determining incentive compensation. We use segment operating income to evaluate our core operating performance and believe it reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our business. In addition, we believe free cash flow is an important measure for our investors because it provides investors insight into our ability to generate cash from continuing operations. Because not all companies use identical calculations, our presentation of segment operating income and free cash flow may not be comparable to similarly titled measures of other companies.

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FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate and the beliefs and assumptions of our management. Words such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” and “continue,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed in these statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties described under the “Summary” and “Risk Factors” captions of this prospectus and those described in the section captioned “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022, which are incorporated by reference in this prospectus, including the following:

•	Changes in government and customer priorities and requirements (including government budgetary constraints, shifts in defense spending, and changes in customer short-range and long-range plans);

•	Our ability to estimate our future contract costs and perform our contracts effectively;

•	Changes in procurement processes and government regulations and our ability to comply with such requirements;

•	Our ability to deliver our products and services at an affordable life cycle cost and compete within our markets;

•	Natural and environmental disasters and political instability;

•	Our ability to execute our strategic plan, including with respect to share repurchases, dividends, capital expenditures, and strategic acquisitions;

•	Adverse economic conditions in the United States and globally;

•	Health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic, and the impacts of vaccination mandates on our workforce;

•	Our ability to effectively integrate the operations of Alion Science and Technology into our business;

•	Disruptions impacting the global supply, including those attributable to the ongoing COVID-19 pandemic and those resulting from the ongoing conflict between Russia and Ukraine;

•	Changes in key estimates and assumptions regarding our pension and retiree health care costs;

•	Security threats, including cyber security threats, and related disruptions; and

•	Other risk factors discussed herein and in our filings with the SEC.

There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business, and we undertake no obligation to update or revise any forward-looking statements. You should not place undue reliance on any forward-looking statements that we may make.

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PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus and provides an overview of our company. For a more complete understanding of our business, you should read the entire prospectus and the documents incorporated by reference in this prospectus carefully, particularly the discussion set forth under “Risk Factors” in this prospectus, and our consolidated financial statements and the respective notes to those statements incorporated by reference herein.

Our Company

Huntington Ingalls Industries, Inc. (“HII”, the “Company”, “we”, “us”, or “our”) is America’s largest military shipbuilding company and a provider of professional services to partners in government and industry. For more than a century, our Ingalls Shipbuilding segment (“Ingalls”) in Mississippi and Newport News Shipbuilding segment (“Newport News”) in Virginia have built more ships in more ship classes than any other U.S. naval shipbuilder. Our Mission Technologies segment (formerly named Technical Solutions) provides a range of services to government and commercial customers. Headquartered in Newport News, Virginia, HII employs approximately 44,000 people domestically and internationally.

We conduct most of our business with the U.S. Government, primarily the Department of Defense. As prime contractor, principal subcontractor, team member, or partner, we participate in many high-priority U.S. defense programs. Ingalls includes our non-nuclear ship design, construction, repair, and maintenance businesses. Newport News includes all of our nuclear ship design, construction, overhaul, refueling, and repair and maintenance businesses. Our Mission Technologies segment provides a wide range of services and products, including C5ISR systems and operations; the application of Artificial Intelligence and machine learning to battlefield decisions; defense and offensive cyberspace strategies and electronic warfare; unmanned autonomous systems; live, virtual, and constructive solutions; platform modernization; and critical nuclear operations.

Our principal executive office is located at 4101 Washington Avenue, Newport News, Virginia 23607, and our telephone number is (757) 380-2000.

Summary of the Exchange Offer

Background	On August 16, 2021, we issued $600,000,000 aggregate principal amount of Old 2028 Notes and $400,000,000 aggregate principal amount of Old 2023 Notes in a private offering. In connection with that offering, we entered into a registration rights agreement (as defined in “Description of the Exchange Offer”) in which we agreed, among other things, to complete this exchange offer. Under the terms of the exchange offer, you are entitled to exchange Old 2023 Notes for New 2023 Notes and Old 2028 Notes for New 2028 Notes evidencing the same indebtedness and with substantially identical terms to the corresponding series of Old Notes. You should read the discussion under the heading “Description of the Notes” for further information regarding the New Notes.

The Exchange Offer	We are offering to exchange New Notes for a like principal amount of the corresponding series of Old Notes validly tendered and accepted.

The New 2023 Notes will bear interest at 0.670% per annum and the New 2028 Notes will bear interest at 2.043% per annum. Interest on the New Notes will accrue from the most recent date to which interest has been paid or duly provided for on the Old Notes. Interest is payable on February 16 and August 16 of each year. We will not pay any accrued and unpaid interest on the Old Notes that we acquire in the exchange offer. Any Old Notes not exchanged will remain outstanding and continue to accrue interest according to their terms.

As of the date of this prospectus, $600,000,000 aggregate principal amount of the Old 2028 Notes are outstanding and $400,000,000 aggregate principal amount of the Old 2023 Notes are outstanding.

Denominations of New Notes	Tendering holders of Old Notes must tender Old Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on June 21, 2022, unless we extend or terminate the exchange offer, in which case “expiration date” will mean the latest date and time to which we extend the exchange offer. We do not currently intend to extend the expiration date.

Settlement Date	The settlement date of the exchange offer will be promptly after the expiration date of the exchange offer.

Withdrawal of Tenders	Tenders of Old Notes may be withdrawn at any time prior to the expiration date.

Conditions to the Exchange Offer	Our obligation to consummate the exchange offer is subject to certain customary conditions, which we may assert or waive. See “Description of the Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering	If you hold Old Notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you may follow the automatic tender offer program (“ATOP”) procedures established by DTC for tendering the Old Notes that are held in book-entry form. The ATOP procedures require (i) that the exchange agent receive, prior to the expiration date of the exchange offer, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and (ii) that DTC confirm that:

• DTC has received instructions to exchange your Old Notes; and

• you agree to be bound by the terms of the letter of transmittal.

For more details, please read “Description of the Exchange Offer—Terms of the Exchange Offer” and “Description of the Exchange Offer—Procedures for Tendering.” If you elect to have Old Notes exchanged pursuant to this exchange offer, you must properly tender your Old Notes prior to the expiration date. All Old Notes validly tendered and not properly withdrawn will be accepted for exchange. Old Notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. If you wish to accept and participate in this exchange offer and you cannot get your required documents to the exchange agent on time, you must send all of the items required by the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures	If you wish to tender your Old Notes and:

• your Old Notes are not immediately available;

• you are unable to deliver on time your Old Notes, the letter of transmittal or any other document that you are required to deliver to the exchange agent; or

• you cannot complete the procedures for delivery by book-entry transfer on time,

then you may tender your Old Notes according to the guaranteed delivery procedures that are discussed in the letter of transmittal and in “Description of the Exchange Offer—Procedures for Tendering— Guaranteed Delivery Procedures.”

Consequences of Failure to Exchange	If we complete the exchange offer and you do not participate in it, then:

• your Old Notes will continue to be subject to the existing restrictions upon their transfer;

• certain interest rate provisions will no longer apply to your Old Notes;

• we will have no further obligation to provide for the registration under the Securities Act of those Old Notes except under certain limited circumstances; and

• the liquidity of the market for your Old Notes could be adversely affected.

Taxation	The exchange pursuant to the exchange offer generally is not expected to be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations” in this prospectus. You should consult your tax advisor as to the tax consequences to you of the exchange offer as well as tax consequences of the ownership and disposition of the New Notes.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Notes in this exchange offer.

Exchange Agent	U.S. Bank Trust Company, National Association is the exchange agent for the exchange offer.

Summary of the New Notes

The New Notes will be substantially identical to the Old Notes, except that the New Notes will be registered under the Securities Act and will not have restrictions on transfer, rights to additional interest or registration rights. The New Notes will evidence the same debt as the Old Notes, and the same indenture will govern the New Notes and the Old Notes.

The following summary is provided solely for your convenience. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the Notes, see “Description of the Notes.”

Issuer	Huntington Ingalls Industries, Inc.

Securities Offered	$400,000,000 aggregate principal amount of 0.670% Senior Notes due August 16, 2023; and $600,000,000 aggregate principal amount of 2.043% Senior Notes due August 16, 2028.

Maturity	New 2023 Notes: August 16, 2023 New 2028 Notes: August 16, 2028

Interest	Interest will be payable in cash on February 16 and August 16 of each year.

Optional Redemption	At any time prior to August 16, 2022, in the case of the 2023 Notes, and June 16, 2028, in the case of the 2028 Notes (each such date, a “par call date”), we have the option to redeem the respective series of New Notes, in whole at any time or in part from time to time, at a price equal to 100% of the principal amount of the New Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date, plus a “make-whole” premium as set forth under “Description of the Notes—Optional Redemption.”

On and after the applicable par call date, we will have the option to redeem the respective series of New Notes, in whole at any time or in part from time to time, at a price equal to 100% of the principal amount of the New Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.

Change of Control	Upon a change of control triggering event (as defined in “Description of the Notes”), we will be required to make an offer to purchase the New Notes as well as the Old Notes. The purchase price will equal 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase. We may not have sufficient funds available at the time of any change of control triggering event to make any required debt repayment (including repurchases of the Notes). See “Risk Factors—Risks Relating to the Notes—The Notes are subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the New Notes following a change of control triggering event.

Guarantees	The New Notes will be fully and unconditionally guaranteed by each of our existing and future domestic subsidiaries that guarantees debt under our Amended and Restated Revolving Credit Facility (as defined in “Description of Material Indebtedness—Credit Facilities”) and, subject to certain exceptions, by any wholly owned domestic subsidiary that guarantees debt under any Credit Facility (as defined in “Description of the Notes”) or any Capital Markets Debt (as defined in “Description of the Notes”). The subsidiary guarantees will rank equally in right of payment with all other unsubordinated indebtedness of the subsidiary guarantors but will be effectively junior to all of the guarantors’ existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness.

Ranking	The New Notes and the subsidiary guarantees will be unsecured senior obligations and will rank:

• senior in right of payment to all of our and our subsidiary guarantors’ future senior subordinated and subordinated indebtedness;

•  equally in right of payment with any of our and our subsidiary guarantors’ existing and future unsubordinated indebtedness, including the Old Notes and our Amended and Restated Revolving Credit Facility;

• effectively junior to all of our and our subsidiary guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness; and

• structurally junior to all of the obligations, including trade payables, of any of our subsidiaries that do not guarantee the New Notes.

As of March 31, 2022, on an actual basis, we had $3.23 billion of total debt, $1.485 billion of unutilized capacity under our Amended and Restated Revolving Credit Facility, approximately $15 million of issued but undrawn letters of credit and $525 million outstanding under our Term Loan Facility. See “Description of Material Indebtedness.”

Certain Covenants	The terms of the New Notes restrict our ability to:

• incur certain debt secured by liens or enter into certain sale and leaseback transactions; and

• effect a consolidation or merger.

However, these limitations will be subject to a number of important qualifications and exceptions. See “Description of the Notes.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

No Established Trading Market	The New Notes will be a new issue of securities with no established trading market. The New Notes will not be listed on any securities exchange or on any automated dealer quotation system. We cannot assure you that an active or liquid trading market for the New Notes will develop. If an active or liquid trading market for the New Notes does not develop, the market price and liquidity of the New Notes may be adversely affected.

Form and Denominations	The New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000. The New Notes will be book-entry only and registered in the name of a nominee of DTC.

Risk Factors	Investing in the New Notes involves substantial risks and uncertainties. See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to participate in the exchange offer.

Trustee, Registrar and Paying Agent	U.S. Bank Trust Company, National Association.

Governing Law	The New Notes and the guarantees will be governed by the laws of the State of New York.

SUMMARY CONDENSED CONSOLIDATED FINANCIAL DATA

The following summary historical consolidated financial and other data should be read in conjunction with the consolidated financial statements and the related notes incorporated by reference into this prospectus. The following tables set forth the summary historical consolidated financial and other data as of the dates and for the periods indicated. The summary historical condensed consolidated financial data for the three months ended March 31, 2022 and 2021 have been derived from our unaudited consolidated financial statements. The summary historical condensed consolidated financial data as of December 31, 2021, and 2020 and for each of the two years in the two-year period ended December 31, 2021 presented in the tables below, have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The summary historical condensed consolidated financial data as of December 31, 2019 presented in the tables below has been derived from audited consolidated financial statements that are not incorporated by reference into this prospectus and should be read in conjunction with such financial statements and the notes thereto.

	Three Months Ended March 31,		Year Ended December 31,
	2022	2021	2021	2020	2019
($ in millions except per share data)
Statement of Operations data:
Total sales and service revenues	$2,576	$2,278	$9,524	$9,361	$8,899
Total cost of sales and service revenues and other(1)	2,438	2,131	9,011	8,562	8,163
Operating income	138	147	513	799	736
Interest expense(2)	(26)	(21)	(89)	(114)	(70)
Other non-operating income (expense)	64	47	198	125	17
Earnings before income taxes	176	173	622	810	683
Federal and foreign income taxes	36	25	78	114	134
Net earnings	140	148	544	696	549
Diluted earnings per share	$3.50	$3.68	$13.50	$17.14	$13.26
Statement of Financial Position data (at period end):
Cash	330	407	627	$512	$75
Working capital(3)	35	(254)	(264)	(294)	(180)
Total assets	10,557	8,214	10,627	8,157	7,031
Total debt	3,200	1,688	3,298	1,686	1,286
Other financial data and ratios:
Backlog	$47,927	$48,829	$48,450	$46,017	$46,494
Depreciation and amortization(4)	89	67	293	247	227
Net cash provided by (used in) operating activities	(83)	43	760	1,093	896
Dividends per share	1.18	1.14	4.60	4.23	3.61
Capital expenditures(5)	(43)	(59)	(311)	(336)	(436)
Segment operating income(6)	176	191	683	555	631
Free cash flow(7)	(126)	(16)	449	757	460

(1)	Total cost of sales and service revenues includes net income from operating investments, other net income and gains (losses), and general and administrative expenses.
(2)	Interest expense includes amortization of deferred financing fees.
(3)	Working capital calculation excludes cash.
(4)	Depreciation and amortization excludes amortization of deferred financing fees.
(5)	Capital expenditures are presented net of grant proceeds for capital expenditures.
(6)

Segment operating income is a non-GAAP financial measure, defined as operating income for the relevant segment(s) before the Operating FAS/CAS Adjustment and non-current state income taxes. The Operating FAS/CAS Adjustment is defined as the difference between the service cost component of our pension and other postretirement expense determined in accordance with GAAP and our pension and other postretirement expense under U.S. Cost Accounting Standards (CAS). Our pension and postretirement plan expense is charged to our contracts under CAS and included in segment operating income. We provide below a reconciliation of operating income to segment operating income.

We provide below a reconciliation of operating income to segment operating income.

	Three Months Ended March 31,		Year Ended December 31,
	2022	2021	2021	2020	2019
Operating income	138	147	513	799	736
Non-segment factors affecting operating income
Operating FAS/CAS Adjustment	37	40	157	(248)	(124)
Non-current state income taxes	1	4	13	4	19

Segment operating income	$176	$191	$683	$555	$631

(7)	Free cash flow is a non-GAAP financial measure and represents net cash provided by (used in) operating activities less capital expenditures net of related grant proceeds.

We provide below a reconciliation of cash flow from operating activities to free cash flow.

	Three Months Ended March 31,		Year Ended December 31,
	2022	2021	2021	2020	2019
Net cash provided by (used in) operating activities	$(83)	$43	$760	$1,093	$896
Less capital expenditures:
Capital expenditure additions	(43)	(59)	(331)	(353)	(530)
Grant proceeds for capital expenditures	—	1	20	17	94

Free cash flow	$(126)	$(16)	449	$757	$460

RISK FACTORS

Participating in the exchange offer and an investment in the New Notes involves risks and uncertainties. There are a number of factors associated with our business that could affect your decision whether to invest in the New Notes. The following discussion describes the material risks currently known to us. However, additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely affect the Notes. You should carefully consider each of the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this prospectus before making a decision to invest in the New Notes.

Except where otherwise indicated, the following risks apply to the outstanding Old Notes and will apply equally to the New Notes. We refer to the Old Notes and the New Notes collectively as the “Notes,”

Risks Relating to our Business

Risks relating to our business are described under Part I, Item 1A of the subsection entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021 and Part II, Item 1A of the subsection entitled “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, and are incorporated herein by reference.

Risks Relating to the Notes

Our debt exposes us to certain risks and we can incur substantially more debt, which may increase these risks.

As of March 31, 2022, we had $3.23 billion of total debt, including $1.0 billion of debt under the Old Notes, $500 million of debt under our 3.844% senior Notes due 2025 (the “2025 Notes”), $600 million of debt under our 3.483% senior Notes due 2027 (the “2027 Notes”), $500 million of debt under our 4.200% senior Notes due 2030 (the “2030 Notes”), $525 million of debt under our Term Loan Credit Facility and $105 million of debt under our outstanding Mississippi IRBs and GoZone IRBs (each as defined under “Description of Material Indebtedness”). As of March 31, 2022, we had $1.485 billion of unutilized borrowing capacity under our Amended and Restated Revolving Credit Facility and $1.0 billion of borrowing capacity under our commercial paper program. Our Amended and Restated Revolving Credit Facility (as defined under “Description of Material Indebtedness”) also permit us to solicit lenders to provide incremental financing capacity in an aggregate amount not to exceed $1 billion. In addition, to the extent we determine it is advisable to obtain additional liquidity to support our working capital needs, capital expenditures, acquisitions and investments, service debt, pay taxes, fund pension plans and support other business needs, we may borrow additional amounts under our commercial paper program or the Credit Facilities (as defined under “Description of Material Indebtedness”), enter into new credit facilities or issue additional debt in the capital markets.

Our Credit Facilities contain certain restrictions on our and our subsidiaries’ ability to incur additional debt. These restrictions are subject to a number of qualifications and exceptions, and we could incur substantial amounts of debt in compliance with such restrictions. See “Description of Material Indebtedness.” The indenture governing the Notes, like the indentures governing our other outstanding senior notes does not limit the incurrence of debt by us or our subsidiaries, including additional secured debt (subject to the specified limitations on the incurrence of certain liens securing such debt and the requirement in certain cases that subsidiaries incurring or guaranteeing such debt also guarantee the Notes).

Our ability to make payments on and to refinance our current or future indebtedness will depend on our ability to generate cash from operations, financings, or asset sales, which may be subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other unfavorable actions, including reducing financing for working capital, capital expenditures, and general corporate purposes; reducing our cash dividend rate and/or share repurchases; or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the defense industry could be impaired. In the event of a default on any of our indebtedness, the lenders who hold such debt could accelerate amounts due, which could potentially trigger a default or acceleration of any of our other debt.

We are subject to restrictive covenants in our Credit Facilities.

Our Credit Facilities limit, and any future indebtedness that we incur may further limit, our ability, among other things, to:

•	incur additional debt;

•	incur certain debt secured by liens;

•	enter into sale and leaseback transactions;

•	consolidate, merge or sell or otherwise dispose of all or substantially all of our assets;

•	make restricted payments; or

•	engage in any business other than the permitted business.

Our Credit Facilities also require that we not exceed a maximum total leverage ratio. See “Description of Material Indebtedness—Credit Facilities.”

These restrictions may restrict our financial flexibility, limit strategic initiatives, restrict our ability to grow or limit our ability to respond to competitive changes. As a result of these restrictions, we will be limited in the manner in which we can conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully execute our strategy and operate our business.

The indenture that governs the Notes and the indentures governing our other outstanding senior notes will contain only limited covenants.

The indenture that governs the Notes, like the indentures governing our other outstanding senior notes, contains limited covenants, including those restricting our ability to incur certain debt secured by certain liens, to enter into certain sale and leaseback transactions and to effect a consolidation or merger. The covenants in the indenture that governs the Notes, like the indentures governing our other outstanding senior notes, allow us and our subsidiaries to incur liens securing a significant amount of debt. See “Description of the Notes—Certain Covenants.” In light of these exceptions, holders of the Notes may be structurally or effectively subordinated to new secured lenders and will not have protection against many actions that could diminish the value of the Notes.

If we default on our obligations to pay our other debt, we may not be able to make payments on the Notes.

Any default under the agreements governing our debt, including a default under either of our Credit Facilities, that is not waived by the required lenders or holders of such debt, and the remedies sought by the holders of such debt could prevent us from paying principal and interest on the Notes and substantially decrease the market value of the Notes. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal and interest on our debt, or if we otherwise fail to comply with the various covenants in the agreements governing our debt, including the covenants contained in our Credit Facilities, we would be in default under the terms of those agreements. In the event of such a default under either of our Credit Facilities, including a failure to satisfy the maximum total leverage ratio requirements:

•	the lenders under our Credit Facilities could elect to terminate their commitments thereunder and declare all the outstanding loans thereunder to be due and payable; and

•	such default could cause a cross-default or cross-acceleration under our other debt.

As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

The Notes will not be secured by any of our assets. Any holder of existing or future secured debt we may incur will have a prior claim on our assets to the extent of the value of the assets securing that indebtedness.

The Notes and guarantees will not be secured by any of our assets and, therefore, will be effectively junior to all of our existing and future secured indebtedness and the existing and future secured indebtedness of the subsidiary guarantors, to the extent of the value of the assets securing such indebtedness. If we become insolvent or are liquidated, or if any of our secured indebtedness is accelerated, the lenders under our secured debt will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to instruments governing such debt. Accordingly, the lenders of any such secured debt would have a prior claim on such assets. In that event, because the Notes are not secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy noteholders’ claims in full. In addition, claims of the U.S. Navy for ships we are building for it may be prior to your claims under the Notes in the event of an insolvency event. As of March 31, 2022, we had no secured indebtedness.

Your rights as a noteholder will be structurally subordinated to claims of creditors of our subsidiaries that do not guarantee the Notes.

Any liabilities of our subsidiaries that do not guarantee the Notes, including any claims of trade creditors, debtholders, and preferred stockholders, if any, will be effectively senior to your claim as a holder of the Notes and related guarantees. Subject to limitations in our Credit Facilities, the indentures governing our other outstanding senior notes and the indenture governing the Notes, such non-guarantor subsidiaries may incur additional debt (and may incur other liabilities). In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, their creditors will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us as the holder of the equity of these subsidiaries. As of March 31, 2022, our non-guarantor subsidiaries had no material assets or liabilities.

Our ability to meet our obligations under our debt depends on the earnings and cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends or advance or repay funds to us.

We conduct all of our operations through our subsidiaries. Consequently, our ability to service our debt is dependent, in part, upon the earnings from the businesses conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, loans, advances or other payments. The ability of our subsidiaries to pay dividends and make other payments to us depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations, as well as future agreements to which our subsidiaries may be a party.

The Notes are subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the Notes following a change of control triggering event.

Under the indenture governing the Notes, upon the occurrence of a defined “change of control triggering event” with respect to either series of Notes, which includes certain specified changes of control accompanied by certain ratings events, we will be required to offer to repurchase all outstanding Notes of such series at 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase. However, we may not have sufficient funds at the time of a change of control to make the required repurchase of the applicable series of Notes. Our failure to make or complete an offer to purchase upon the occurrence of a change of control triggering event would place us in default under the indenture governing the Notes. In addition, a change of control triggering event with respect to either series of Notes would constitute an event of default under our Credit Facilities and the indentures governing our other outstanding senior notes, which would limit our ability to make a change of control payment for the applicable series of Notes. As a result, in order to make any required change of control offer to purchase the applicable series of Notes, we would need to repay any debt then outstanding under our Credit Facilities or obtain the requisite consents from the lenders thereunder. However, there can be no assurance that we would be able to repay such debt or obtain such consents at such time.

Holders of the Notes may not be able to determine when a change of control giving rise to their right to have the Notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the Notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase its Notes as a result of a sale of less than all our assets to another person may be uncertain. In addition, some important corporate events, such as leveraged recapitalizations, the sale of our company to a public company that does not have a majority shareholder or a change in the constitution of a majority of our board of directors in certain situations, may not, under the indenture governing the Notes, constitute a “change of control” that would require us to repurchase the Notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the Notes. See “Description of the Notes—Certain Covenants—Repurchase of Notes upon a Change of Control Triggering Event.”

Insolvency and fraudulent transfer laws and other limitations may preclude the recovery of payments under the Notes and the guarantees.

Federal bankruptcy and state fraudulent transfer and conveyance statutes may apply to the issuance of the Notes and the guarantees. Although laws differ among jurisdictions, in general, under applicable fraudulent transfer or conveyance laws, the Notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the Notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the Notes or incurring the guarantees, and, in the case of (2) only, one of the following is also true:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the Notes or the incurrence of the guarantees;

•	the issuance of the Notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay such debts as they mature; or

•

we or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

A court could find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the Notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the Notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor may not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. In addition, because the debt was incurred for our benefit, and only indirectly for the benefit of the guarantors, a court could conclude that the guarantors did not receive fair value.

As a court of equity, the bankruptcy court may subordinate the claims in respect of the Notes to other claims against us under the principle of equitable subordination if the court determines that (1) the holder of Notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of Notes and (3) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Different jurisdictions evaluate insolvency on various criteria. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court used, that the issuance of the Notes and the incurrence of the guarantees would not be held to constitute fraudulent transfers or conveyances on other grounds.

If a court were to find that the issuance of the Notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the Notes or such guarantee or further subordinate the Notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the Notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the Notes.

Although each guarantee entered into by a guarantor contains a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer or conveyance laws, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Some of our indebtedness bears, or in the future will bear, variable rates of interest and exposes us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income and cash flow, including cash available for servicing our indebtedness, will correspondingly decrease.

In addition, borrowings under our Credit Facilities, and any other credit facilities we may enter into in the future, may bear interest at a base rate based on LIBOR. LIBOR and other interest rate, equity, foreign exchange rate and other types of indices that are deemed to be “benchmarks” are the subject of recent international, national and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences that cannot be predicted. For example, in March 2021, LIBOR’s regulator, the U.K. Financial Conduct Authority, announced that the publication of rates for one-week and two-month U.S. Dollar LIBOR maturities and all non-U.S. LIBOR maturities would cease immediately after December 31, 2021, with all other tenors ceasing immediately after June 30, 2023. In the U.S., the Alternative Reference Rate Committee has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative upon termination of LIBOR, although other alternatives, including Bloomberg’s Short-Term Bank Yield, are available. We cannot predict the consequences of the benchmark transition from LIBOR to SOFR or another benchmark, but the transition may potentially increase our interest rate risk with respect to our Credit Facilities or any other credit facility we enter into in the future.

Changes in credit ratings issued by nationally recognized statistical rating organizations could adversely affect our cost of financing and the market prices of our securities, including the Notes.

Credit rating agencies rate our debt securities on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the credit rating agencies can include maintaining, upgrading or downgrading the current credit rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading by credit rating agencies, particularly those registered with the SEC as nationally recognized statistical rating organizations, would likely increase our cost of financing, limit our access to the capital markets and have an adverse effect on the market prices of our securities, including the New Notes.

Active trading markets for the New Notes may not develop or may be limited.

The New Notes of each series are new issues of securities for which there are no established trading markets. We do not intend to apply for listing of either series of the New Notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, active trading markets for the New Notes may not develop or be maintained, and there can be no assurance as to the liquidity of any market that does develop. If active trading markets do not develop or are not maintained, the market prices and liquidity of the New Notes may be adversely affected. In that case, you may not be able to sell your New Notes at a particular time or at a favorable price. Future trading prices of the New Notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

We may redeem your Notes at our option, which may adversely affect your return.

We may redeem either series of the Notes, in whole or in part, at our option at any time or from time to time at the applicable redemption prices described in this prospectus. Prevailing interest rates at the time we redeem the Notes may be lower than the interest rate on the Notes. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an interest rate equal to or higher than the interest rate on the Notes. See “Description of the Notes—Optional Redemption” for a more detailed description of the conditions under which we may redeem the Notes.

Risks Relating to the Exchange Offer

The exchange offer may not be completed.

We are not obligated to complete the exchange offer under certain circumstances. See “Description of the Exchange Offer—Conditions to the Exchange Offer.” Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their New Notes, during which time holders of Old Notes will not be able to effect transfers of their Old Notes tendered in the exchange offer.

You may be required to deliver prospectuses and comply with other requirements in connection with any resale of the New Notes.

If you tender your Old Notes for the purpose of participating in a distribution of the New Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. In addition, if you are a broker-dealer that receives New Notes for your own account in exchange for Old Notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such New Notes.

If you fail to exchange your Old Notes, the existing transfer restrictions will remain in effect and the market value of your Old Notes may be adversely affected because they may be more difficult to sell.

If you fail to exchange your Old Notes for New Notes under the exchange offer, then you will continue to be subject to the existing transfer restrictions on the Old Notes. In general, the Old Notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except in connection with this exchange offer or as required by the registration rights agreement, we do not intend to register resales of the Old Notes.

The tender of Old Notes under the exchange offer will reduce the principal amount of the currently outstanding Old Notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding Old Notes that you continue to hold following completion of the exchange offer.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the Old Notes. We will not receive any cash proceeds from the issuance of New Notes in the exchange offer. In consideration for issuing the New Notes, we will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and cancelled.

CAPITALIZATION

The following table presents our cash and cash equivalents and capitalization at March 31, 2022. The capitalization table below should be read together with the financial data set forth under “Summary Condensed Consolidated Financial Data” contained herein and our consolidated financial statements, the notes to those financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, which is incorporated in this prospectus by reference.

March 31, 2022 (in millions)
Cash and cash equivalents	$330

Long-term Debt:
3.483% Senior Notes due 2027	600
3.844% Senior Notes due 2025	500
4.200% Senior Notes due 2030	500
0.670% Senior Notes due 2023	400
2.043% Senior Notes due 2028	600
Amended and Restated Revolving Credit Facility	—
Term Loan Credit Facility due 2024	525
Other debt(1)	105
Less unamortized debt issuance costs	(30)

Total long-term debt	3,200
Stockholders’ Equity:
Common stock	1
Additional paid-in capital	1,995
Retained earnings	3,982
Treasury stock	(2,169)
Accumulated other comprehensive loss	(987)

Total stockholders’ equity	2,822

Total capitalization	6,022

(1)	Our other debt consists of our Mississippi IRBs and our Go Zone IRBs, as defined and described under “Description of Material Indebtedness.”

DESCRIPTION OF MATERIAL INDEBTEDNESS

We summarize below selected provisions of our material loan agreements, indentures and guarantees. The summary is not complete and does not describe every aspect of the loan agreements, indentures or guarantees. Copies of the credit agreements, indentures and guarantees are available upon request. You should read the credit agreements, indentures and the guarantees in their entirety, including the defined terms, for provisions that may be important to you. This description excludes the Notes being exchanged in the exchange offer. See “Description of the Notes” for a detailed description of the Notes being exchanged.

Credit Facilities

Amended and Restated Revolving Credit Facility

In August 2021, we amended and restated our 2017 Revolving Credit Facility (as so amended and restated, the “Amended and Restated Revolving Credit Facility”) with the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank, and certain other issuing banks. Our Amended and Restated Revolving Credit Facility is comprised of a revolving credit facility of $1.5 billion, which may be drawn upon during a period of five years from the date thereof. It also includes a letter of credit subfacility of $300 million. In addition, our Amended and Restated Revolving Credit Facility permits us to solicit lenders to provide incremental revolving loan commitments and/or new tranches of term loans in an aggregate amount not to exceed $1 billion.

Interest Rates. The Amended and Restated Revolving Credit Facility has a variable interest rate on outstanding borrowings, which is generally based on LIBOR, plus a spread based upon our credit rating, which may vary between 1.125% and 2.00%. As of March 31, 2022, the interest rate spread on drawn amounts was 1.375% based on our current credit rating. It also has a commitment fee rate on the unutilized balance based upon our credit rating. The commitment fee rate as of March 31, 2022 was 0.2% and may vary between 0.125% and 0.30%. As of March 31, 2022, approximately $15 million in letters of credit were issued but undrawn, and the remaining $1.485 billion of the Amended and Restated Revolving Credit Facility was unutilized.

Covenants. Our Amended and Restated Revolving Credit Facility requires that we comply with customary affirmative covenants, including, but not limited to, those related to our maintaining our corporate existence, complying with applicable laws, payment of lawful obligations, maintaining books and records, maintenance of property, designation of subsidiaries and our maintaining a separate existence between us and our wholly owned subsidiary Titan II Inc. Our Amended and Restated Revolving Credit Facility also includes customary negative covenants, which include, but are not limited to, limitations on incurrence of indebtedness by non-guarantor subsidiaries, liens, sale and leaseback transactions, fundamental changes, dividends and activities of Titan II Inc., and it requires that we not exceed a maximum total leverage ratio.

Events of Default. Our Amended and Restated Revolving Credit Facility contains customary events of default and remedies provisions.

Term Loan Credit Facility

In August 2021, we entered into a $650 million 3-year delayed draw Term Loan Credit Facility with the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. The Term Loan Credit Facility will mature on the date that is three years from the date of the initial draw.

Interest Rates. The Term Loan Credit Facility has a variable interest rate on outstanding borrowings, which is generally based on LIBOR, plus a spread based upon our credit rating, which may vary between 1.125% and 2.00%. As of March 31, 2022, the annual interest rate spread was 1.375% based on our current credit rating, and the outstanding balance was $525 million.

Covenants. Our Term Loan Credit Facility requires that we comply with customary affirmative covenants, including, but not limited to, those related to our maintaining our corporate existence, complying with applicable laws, payment of lawful obligations, maintaining books and records, maintenance of property, designation of subsidiaries and our maintaining a separate existence between us and our wholly owned subsidiary Titan II Inc. Our Term Loan Credit Facility also includes customary negative covenants, which include, but are not limited to, limitations on incurrence of indebtedness by non-guarantor subsidiaries, liens, sale and leaseback transactions, fundamental changes, dividends and activities of Titan II Inc., and it requires that we not exceed a maximum total leverage ratio.

Events of Default. Our Term Loan Credit Facility contains customary events of default and remedies provisions.

3.483% Senior Notes due 2027

In November 2017, we issued $600 million aggregate principal amount of 3.483% Senior Notes due 2027 (the “2027 Notes”).

Covenants. The terms of the 2027 Notes include limitations on the ability of us and certain of our subsidiaries to create liens, enter into certain sale and leaseback transactions or effect a consolidation or merger.

Guarantees. Performance of our obligations under the 2027 Notes, including any repurchase obligations resulting from a change of control, has been fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by each of our existing and future domestic subsidiaries that guarantees, and each of our wholly owned domestic subsidiaries that incurs, debt under our Credit Facilities, any credit facility that replaces the Credit Facilities, or any credit facility, note purchase agreement or indenture, or any agreement that refinances debt incurred under any of the foregoing, as will any wholly owned domestic subsidiary that guarantees or incurs debt in the future under any such credit facility, note purchase agreement, indenture or other agreement (the “Subsidiary Guarantors”). The guarantees rank equally in right of payment with all other unsecured and unsubordinated indebtedness of the Subsidiary Guarantors. The Subsidiary Guarantors are each directly or indirectly 100% owned by us. There are no significant restrictions on our ability or the ability of any Subsidiary Guarantor to obtain funds from their respective subsidiaries by dividend or loan.

Optional Redemption. At any time and from time to time prior to September 1, 2027, we may redeem, in whole or in part, the 2027 Notes at a price of 100% of the principal amount of the 2027 Notes redeemed, plus a “make-whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. On and after September 1, 2027, we may redeem some or all of the Notes at a price equal to 100% of the principal amounts of the Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Change of Control. Upon the occurrence of certain events constituting a change of control, we are required, no later than 30 days following the change of control, to make an offer to purchase all of the outstanding 2027 Notes (unless otherwise redeemed or if a third party makes an offer to purchase the Notes contemporaneously with the change of control) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.

Events of Default. The occurrence of an event of default under the 2027 Notes would permit or require the principal of and accrued and unpaid interest on the 2027 Notes to become or to be declared due and payable. Events of default under the indenture include nonpayment of principal or interest when due; violation of covenants and other agreements contained in the indenture governing the 2027 Notes; cross payment default and cross acceleration of certain material debt; certain bankruptcy and insolvency events and material judgment defaults, among others.

3.844% Senior Notes due 2025

In March 2020, we issued $500 million aggregate principal amount of 3.844% Senior Notes due 2025 (the “2025 Notes”). The terms of the 2025 Notes include limitations on the ability of us and certain of our subsidiaries to create liens, enter into certain sale and leaseback transactions or effect a consolidation or merger.

Guarantees. Performance of our obligations under the 2025 Notes, including any repurchase obligations resulting from a change of control, has been fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by the Subsidiary Guarantors. The guarantees rank equally in right of payment with all other unsecured and unsubordinated indebtedness of the Subsidiary Guarantors. The Subsidiary Guarantors are each directly or indirectly 100% owned by us. There are no significant restrictions on our ability or the ability of any Subsidiary Guarantor to obtain funds from their respective subsidiaries by dividend or loan.

Optional Redemption. At any time and from time to time prior to April 1, 2025, we may redeem, in whole or in part, the 2025 Notes at a price of 100% of the principal amount of the 2025 Notes redeemed, plus a “makewhole” premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. On and after April 1, 2025, we may redeem some or all of the notes at a price equal to 100% of the principal amounts of the notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Change of Control. Upon the occurrence of certain events constituting a change of control, we are required, no later than 30 days following the change of control, to make an offer to purchase all of the outstanding 2025 Notes (unless otherwise redeemed or if a third party makes an offer to purchase the notes contemporaneously with the change of control) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.

Events of Default. The occurrence of an event of default under the 2025 Notes would permit or require the principal of and accrued and unpaid interest on the 2025 Notes to become or to be declared due and payable. Events of default under the indenture include nonpayment of principal or interest when due; violation of covenants and other agreements contained in the indenture governing the 2025 Notes; cross payment default and cross acceleration of certain material debt; certain bankruptcy and insolvency events and material judgment defaults, among others.

4.200% Senior Notes due 2030

In March 2020, we issued $500 million aggregate principal amount of 4.200% Senior Notes due 2030 (the “2030 Notes”).

The terms of the 2030 Notes include limitations on the ability of us and certain of our subsidiaries to create liens, enter into certain sale and leaseback transactions or effect a consolidation or merger.

Guarantees. Performance of our obligations under the 2030 Notes, including any repurchase obligations resulting from a change of control, has been fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by the Subsidiary Guarantors. The guarantees rank equally in right of payment with all other unsecured and unsubordinated indebtedness of the Subsidiary Guarantors. The Subsidiary Guarantors are each directly or indirectly 100% owned by us. There are no significant restrictions on our ability or the ability of any Subsidiary Guarantor to obtain funds from their respective subsidiaries by dividend or loan.

Optional Redemption. At any time and from time to time prior to February 1, 2030, we may redeem, in whole or in part, the 2030 Notes at a price of 100% of the principal amount of the 2030 Notes redeemed, plus a “make-whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. On and after February 1, 2030, we may redeem some or all of the notes at a price equal to 100% of the principal amounts of the notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Change of Control. Upon the occurrence of certain events constituting a change of control, we are required, no later than 30 days following the change of control, to make an offer to purchase all of the outstanding 2030 Notes (unless otherwise redeemed or if a third party makes an offer to purchase the notes contemporaneously with the change of control) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.

Events of Default. The occurrence of an event of default under the 2030 Notes would permit or require the principal of and accrued and unpaid interest on the 2030 Notes to become or to be declared due and payable. Events of default under the indenture include nonpayment of principal or interest when due; violation of covenants and other agreements contained in the indenture governing the 2030 Notes; cross payment default and cross acceleration of certain material debt; certain bankruptcy and insolvency events and material judgment defaults, among others.

Mississippi Economic Development Revenue Bonds

As of March 31, 2022, we had $84 million outstanding under Industrial Revenue Bonds (the “Mississippi IRBs”) issued by the Mississippi Business Finance Corporation. These bonds accrue interest at a fixed rate of 7.81% and mature in 2024. While repayment of principal and interest is guaranteed by Northrop Grumman Systems Corporation, we have agreed to indemnify Northrop Grumman Systems Corporation for any losses related to the guaranty. In accordance with the terms of the bonds, the proceeds have been used to finance the construction, reconstruction, and renovation of our interest in certain ship manufacturing and repair facilities, or portions thereof, located in the state of Mississippi. The terms of the Mississippi IRBs contain customary affirmative and negative covenants, including those requiring that we: maintain our corporate existence, maintain and properly insure certain buildings and immovable equipment at our shipbuilding complex located in Jackson County, Mississippi (collectively, the “Ingalls Project”) and promptly pay when due all taxes and assessments related to the Ingalls Project.

Gulf Opportunity Zone Industrial Development Revenue Bonds

As of March 31, 2022, we had $21 million outstanding under Gulf Opportunity Zone Industrial Development Revenue Bonds (“Go Zone IRBs”) issued by the Mississippi Business Finance Corporation. These bonds accrue interest at a fixed rate of 4.55% and mature in 2028. The terms of the Go Zone IRBs include customary affirmative and negative covenants, including those requiring that we: maintain our corporate existence, maintain and properly insure certain buildings and immovable equipment at our shipbuilding complex located in Pascagoula and Gulfport, Mississippi (collectively, the “GO Zone Project”), promptly pay when due all taxes and assessments related to the Go Zone Project, and operate and maintain the GO Zone Project for so long as the GO Zone IRBs remain outstanding.

DESCRIPTION OF THE EXCHANGE OFFER

Purpose of the Exchange Offer

On August 16, 2021, we issued $600,000,000 aggregate principal amount of Old 2028 Notes and $400,000,000 aggregate principal amount of Old 2023 Notes in the United States only to qualified institutional buyers under Rule 144A under the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. Also on August 16, 2021, we entered into a registration rights agreement with the initial purchasers of the Old Notes, in which we agreed to file one or more registration statements with the SEC relating to an offer to exchange the Old Notes for New Notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to:

•	file an exchange offer registration statement with the SEC;

•	have such exchange offer registration statement declared effective;

•

cause the exchange offer registration statement to be effective continuously in order to keep the exchange offer open for a period of not less than 20 business days (or longer if required by applicable law); and

•	cause the exchange offer to be consummated no later than August 17, 2022.

If we do not comply with certain of our obligations under the registration rights agreement, we will be required to pay additional interest on the Old Notes. The New Notes will have terms substantially identical to the Old Notes except that the New Notes will not contain transfer restrictions in the United States, registration rights or the right to receive additional interest payable for the failure to comply with certain obligations.

If:

•	because of any change in applicable law or in interpretations thereof by the SEC staff, we are not permitted to effect the exchange offer;

•	the exchange offer is not consummated by August 17, 2022;

•

any initial purchaser so requests with respect to Old Notes that such initial purchaser continues to hold after consummation of the exchange offer that were not eligible to be exchanged for New Notes in the exchange offer; or

•

any other holder is not eligible to participate in the exchange offer and holds Old Notes after consummation of the exchange offer or any holder (other than an exchanging broker-dealer) that participates in the exchange offer does not receive freely tradeable New Notes on the date of the exchange and, in each case, such holder so requests, we will be required to use our commercially reasonable efforts to file with the SEC a shelf registration statement to register for public resale the Old Notes or New Notes held by any such holder within 30 days after such triggering event, or by August 17, 2022 where such triggering event is a change in law, and use our commercially reasonable efforts to have it declared effective no later than 60 days after the required filing date. We will be required to use our commercially reasonable efforts to keep the shelf registration statement effective until the date on which all New Notes registered thereunder are disposed of in accordance therewith; provided, however, nothing in the registration rights agreement requires us to file with the SEC or maintain the effectiveness of any additional registration statements in connection with the shelf registration following the three-year period after effectiveness of the shelf registration statement.

Each holder of Old Notes that wishes to exchange such Old Notes for transferable New Notes in the exchange offer will be required to make the following representations:

•	any New Notes to be received by it will be acquired in the ordinary course of its business;

•	it is not engaged in, and does not intend to engage in, the distribution of the New Notes;

•	it has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the New Notes;

•

it is not our “affiliate” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and

•

if such holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of the New Notes.

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.”

Resale of New Notes

Based on interpretations of the SEC staff set forth in no-action letters issued to unrelated third parties, we believe that New Notes issued in the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any New Note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such New Notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such New Notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the New Notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of New Notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the Old Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of New Notes. We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resale of the New Notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus, we will accept for exchange any Old Notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes surrendered under the exchange offer; provided that the minimum principal amount of a New Note must be $2,000. Old Notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof; provided that the untendered portion of an Old Note must be in a minimum principal amount of $2,000.

The form and terms of the New Notes will be substantially identical to the form and terms of the Old Notes except the New Notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to consummate the exchange offer. The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under and entitled to the benefits of the indenture that authorized the issuance of the outstanding Old Notes. Consequently, the Old Notes and New Notes issued under the indenture will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

As of the date of this prospectus, $600,000,000 aggregate principal amount of the Old 2028 Notes and $400,000,000 aggregate principal amount of Old 2023 Notes are outstanding. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Old Notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the Old Notes.

We will be deemed to have accepted for exchange properly tendered Old Notes when we have given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the New Notes from us and delivering New Notes to such holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Conditions to the Exchange Offer.”

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees, or transfer taxes with respect to the exchange of Old Notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Other Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer for the Old Notes will expire at 5:00 p.m., New York City time, on June 21, 2022, unless we extend the exchange offer in our sole and absolute discretion.

In order to extend the exchange offer, we will notify the exchange agent in writing of any extension. We will notify in writing or by public announcement to the registered holders of Old Notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our reasonable discretion:

•	to delay accepting for exchange any Old Notes in connection with the extension of the exchange offer;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept Old Notes not previously accepted if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, by giving written notice of such delay, extension or termination to the exchange agent; or

•

subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of Old Notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders Old Notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any Old Notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all Old Notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any New Notes for, any Old Notes, and we may terminate the exchange offer as provided in this prospectus before accepting any Old Notes for exchange if in our reasonable judgment:

•	the exchange offer, or the making of any exchange by a holder of Old Notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the Old Notes of any holder that has not made:

•	the representations described under “—Purpose of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution;” and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the New Notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, in the event we extend the period the exchange offer is open, we may delay acceptance of any Old Notes by giving written notice or public announcement of such extension to the registered holders of the Old Notes. During any such extensions, all Old Notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any Old Notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions to termination of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the Old Notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our reasonable discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the Notes and any such waiver shall apply to all the registered holders of the Notes.

In addition, we will not accept for exchange any Old Notes tendered, and will not issue New Notes in exchange for any such Old Notes, if at such time any stop order is threatened in writing or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of an indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Procedures for Tendering

To participate in the exchange offer, you must properly tender your Old Notes to the exchange agent as described below. We will only issue New Notes in exchange for Old Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes, and you should follow carefully the instructions on how to tender your Old Notes. It is your responsibility to properly tender your Old Notes. We have the right to waive any defects. However, we are not required to waive defects, and neither we nor the exchange agent is required to notify you of defects in your tender.

If you have any questions or need help in exchanging your Old Notes, please contact the exchange agent at the address or telephone numbers set forth below.

We have confirmed with DTC that the Old Notes may be tendered using DTC’s Automated Tender Offer Program, or ATOP, to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their Old Notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender Old Notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange Old Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

If an agent’s message is not delivered through ATOP, or if for any reason physical certificates representing the Old Notes have been issued to you and you are delivering such certificates for exchange, you must deliver an executed letter of transmittal to the exchange agent at the address set forth below under the caption “Exchange Agent.”

Guaranteed Delivery Procedures

If you wish to tender your Old Notes and:

•	your Old Notes are not immediately available;

•	you are unable to deliver your Old Notes, the letter of transmittal or any other document that you are required to deliver to the exchange agent prior to the expiration date; or

•	you cannot complete the procedures for delivery by book-entry transfer prior to the expiration date;

you may tender your Old Notes according to the guaranteed delivery procedures described in the letter of transmittal. Those procedures require that:

•	tender must be made by or through an eligible institution;

•

prior to the expiration date, the exchange agent must receive from the holder and the eligible institution a properly completed and duly executed notice of guaranteed delivery by mail or hand delivery setting forth the name and address of the holder, the certificate number or numbers of the tendered Old Notes and the principal amount of tendered Old Notes, stating that the tender is being made thereby and guaranteeing that, prior to 5:00 p.m., New York City time, within three business days after the expiration date, the tendered Old Notes, a properly completed and duly executed letter of transmittal (or a facsimile thereof or, in the case of a book-entry transfer using ATOP, an agent’s message in lieu thereof) and any other required documents will be deposited by the eligible institution with the exchange agent; and

•

a properly completed and executed letter of transmittal (or a facsimile thereof or, in the case of a book- entry transfer using ATOP, an agent’s message in lieu thereof), any other required documents and the tendered Old Notes in proper form for transfer or confirmation of a book-entry transfer of such Old Notes into the exchange agent’s account at DTC must be received by the exchange agent prior to 5:00 p.m., New York City time, within three business days after the expiration date.

Any holder who wishes to tender Old Notes pursuant to the guaranteed delivery procedures must ensure that the exchange agent receives the notice of guaranteed delivery relating to such Old Notes before the expiration date.

Determinations Under the Exchange Offer

We will reasonably determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered Old Notes and withdrawal of tendered Old Notes. Our determination will be final and binding. We reserve the right to reject any Old Notes not properly tendered or any Old Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular Old Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Old Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder promptly after the expiration date of the exchange.

When We Will Issue New Notes

In all cases, we will issue New Notes for Old Notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to the expiration date:

•	either physical certificates representing the Old Notes or a book-entry confirmation of such number of Old Notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message or properly completed notice of guaranteed delivery and all other required documents; or

•

if an agent’s message is not delivered through ATOP, or if physical certificates representing the Old Notes are being delivered for exchange, a properly completed and duly executed letter of transmittal.

Return of Old Notes Not Accepted or Exchanged

If we do not accept any tendered Old Notes for exchange or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Old Notes will be returned without expense to their tendering holder. Such non-exchanged Old Notes tendered by the book-entry transfer procedures described above will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Participating Broker-Dealers

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where those Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those New Notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer.

Withdrawal of Tenders

Tenders of Old Notes may be withdrawn at any time prior to the expiration date.

For a withdrawal to be effective, you must comply with the appropriate ATOP procedures or send a written notice of withdrawal to the exchange agent at the address set forth below under the caption “Exchange Agent.” Any notice of withdrawal made pursuant to ATOP procedures must specify the name and number of the account at DTC to be credited with withdrawn Old Notes and otherwise comply with the ATOP procedures. Any written notice of withdrawal submitted outside of ATOP procedures must specify the name of the person who tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn, including the principal amount of such Old Notes and, where certificates for Old Notes are transmitted, specify the name in which the Old Notes are registered, if different from that of the withdrawing holder. If certificates for the Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless such holder is an eligible institution.

We will reasonably determine all questions as to the validity, form, eligibility and time of receipt of a notice of withdrawal. Our determination will be final and binding on all parties. We will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Old Notes that have been tendered for exchange using ATOP procedures but that are not exchanged for any reason will be credited to an account maintained with DTC for the Old Notes. This return or crediting will take place promptly after withdrawal, rejection of tender, expiration or termination of the exchange offer. Any certificates representing Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the holder of those Old Notes without cost to the holder. You may retender properly withdrawn Old Notes by following the procedures described under “ —Procedures for Tendering” above at any time prior to the expiration date.

Exchange Agent

U.S. Bank Trust Company, National Association has been appointed as the exchange agent for the exchange offer. All correspondence in connection with the exchange offer should be sent or delivered by each holder of Old Notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at:

By Mail or Hand Delivery (Registered or Certified Mail Recommended):

U.S. Bank Trust Company, National Association, as exchange agent

Corporate Actions

111 Fillmore Avenue

St. Paul, MN 55107-1402

Attn: Huntington Ingalls Industry Administrator

Cts.specfinance@usbank.com

To Confirm by Telephone:

800-934-6802

By Facsimile Transmission

(for eligible institutions only):

651-466-7367

Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent at the address, telephone numbers or fax number listed above. Holders of Old Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Announcements

We may make any announcement required pursuant to the terms of this prospectus or required by the Exchange Act or the rules promulgated thereunder through a press release or other public announcement in our sole discretion.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the Old Notes. The principal solicitation is being made by mail. Additional solicitations may, however, be made by e-mail, facsimile transmission, telephone or in person by the exchange agent, as well as by our officers and other employees and those of our affiliates.

We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Tendering holders of Old Notes will not be required to pay any fee or commission to the exchange agent. If, however, a tendering holder handles the transaction through its commercial bank, broker, dealer, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

Accounting Treatment

We will record the New Notes in our accounting records at the same carrying value as the Old Notes. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer, other than the recognition of the fees and expenses of the offering as stated under “—Other Fees and Expenses.”

Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those Old Notes.

Consequences of Failure to Exchange

Holders of Old Notes who do not exchange their Old Notes for New Notes under this exchange offer will remain subject to the restrictions on transfer applicable in the Old Notes (i) as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws and (ii) otherwise as set forth in the offering memorandum distributed in connection with the private offering of the Old Notes.

Any Old Notes not tendered by their holders in exchange for New Notes in this exchange offer will not retain any rights under the registration rights agreement (except in certain limited circumstances).

In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration requirements of the Securities Act and applicable state securities laws. We do not intend to register resales of the Old Notes under the Securities Act. Based on interpretations of the SEC staff, New Notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the New Notes in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the New Notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the New Notes (i) may not rely on the applicable interpretations of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Other

Participation in this exchange offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

DESCRIPTION OF THE NOTES

The Old Notes were issued on August 16, 2021 in private offerings in the United States only to qualified institutional buyers under Rule 144A under the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

In the exchange offer, we will issue up to $600,000,000 aggregate principal amount of New 2028 Notes and up to $400,000,000 aggregate principal amount of New 2023 Notes. The New Notes will be issued under the indenture dated August 16, 2021 by and among Huntington Ingalls Industries, Inc., the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee (the “indenture”), under which the Old Notes were also issued. In this “Description of the Notes,” “HII” refers only to Huntington Ingalls Industries, Inc. and any successor obligor on the Old Notes and New Notes, and, unless the context otherwise requires, not to any of its subsidiaries. You can find the definitions of certain terms used in this description under “—Certain Definitions.” The term “Notes,” as used in this “Description of the Notes,” refers to both the Old Notes and the New Notes, and, as applicable, any Notes issued in the future under the indenture.

The New Notes of each series will be treated as a single class with the Old Notes of the corresponding series that remain outstanding after the completion of the exchange offer. If the exchange offer is consummated, holders of Old Notes of a series who do not exchange their Old Notes for New Notes will vote together with the holders of the New Notes of such series for all relevant purposes under the indenture. In that regard, the indenture requires that certain actions by the holders under the indenture (including acceleration after an Event of Default) must be taken, and certain rights must be exercised, by holders of specified minimum percentages of the aggregate principal amount of all outstanding Notes of a series issued under the indenture. In determining whether holders of the requisite percentage of aggregate principal amount of Notes of a series have given any notice, consent or waiver or taken any other action permitted under the indenture, any Old Notes of a series that remain outstanding after the exchange offer will be aggregated with the New Notes of that series, and the holders of these Old Notes and New Notes will vote together as a single class for all such purposes. Accordingly, all references in this “Description of the Notes” to specified percentages in aggregate principal amount of outstanding Notes mean, at any time after the exchange offer for the Old Notes is consummated, such percentage in aggregate principal amount of such Old Notes of a series and the New Notes of such series then outstanding.

The following is a summary of the material provisions of the indenture. Because this is a summary, it may not contain all the information that is important to you. You should read the indenture in its entirety. Copies of the indenture are available as described under “Where You Can Find More Information” and “Incorporation by Reference.”

Basic Terms of Notes

The New 2023 Notes will mature on August 16, 2023. The New 2028 Notes will mature on August 16, 2028. The Old Notes are, and the New Notes will be, unsecured unsubordinated obligations of HII, ranking equally in right of payment with all existing and future unsubordinated obligations of HII. The Old Notes bear interest from August 16, 2021 or the immediately preceding interest payment date to which interest has been paid or duly provided for, and the New Notes will bear interest from the date of issue at a rate of 0.670% per annum in the case of the New 2023 Notes and at a rate of 2.043% per annum in the case of the New 2028 Notes, payable in each case semiannually on each February 16 and August 16, to holders of record of the applicable series of New Notes on the February 1 or August 1 (whether or not a business day) immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Additional Notes

Subject to the covenants described below, HII may issue additional Notes under the indenture having the same terms in all respects as the Notes, or in all respects except with respect to interest paid or payable on or prior to the first interest payment date after the issuance of additional Notes, and such additional Notes may have different issuance prices, initial interest accrual dates or initial interest payment dates and may not have the benefit of any registration rights. The Old Notes, the New Notes issued in the exchange offer and any additional Notes subsequently issued would be treated as a single class for all purposes under the indenture and will vote together as one class on all matters with respect to the Notes, provided that if the additional Notes are not fungible with the Notes offered hereby for United States federal income tax purposes, the additional Notes will have a separate CUSIP number.

Guarantees

The obligations of HII pursuant to the Notes, including any repurchase obligations resulting from a Change of Control Triggering Event, will be unconditionally guaranteed, jointly and severally, on an unsecured basis, by each of HII’s direct and indirect Domestic Subsidiaries that Guarantees Debt under the Credit Agreement. In addition, if any Wholly Owned Domestic Subsidiary Guarantees Debt under any Credit Facility or Capital Markets Debt after the Issue Date, such Wholly Owned Domestic Subsidiary must also Guarantee the Notes; provided that no Subsidiary that has been designated an Unrestricted Subsidiary for purposes of the Credit Agreement or is an Immaterial Subsidiary under the Credit Agreement shall be required to provide such Note Guaranty. Each of HII’s subsidiaries that is not a Guarantor is considered to be “minor” (as defined in Rule 3-10(h) of Regulation S-X), and HII, as parent company issuer, does not have independent assets or operations. There are no significant restrictions on the ability of HII and its Guarantor Subsidiaries to obtain funds from HII’s subsidiaries by dividend or loan, except those imposed by applicable law.

Each Note Guaranty will be limited to the maximum amount that would not render the applicable Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Guarantor’s obligation under its Note Guaranty could be significantly less than amounts payable with respect to the Notes, or a Guarantor may have effectively no obligation under its Note Guaranty. See “Risk Factors—Risks Relating to the Notes—Insolvency and fraudulent transfer laws and other limitations may preclude the recovery of payment under the Notes and the guarantees.”

The Note Guaranty of a Guarantor will terminate upon:

(1) a sale or other disposition (including by way of consolidation or merger) of Capital Stock of the Guarantor if, as a result of such disposition, such Guarantor ceases to be a Subsidiary or the sale or disposition of all or substantially all the assets of the Guarantor (other than to HII or a Subsidiary) is otherwise permitted by the indenture,

(2) the release or discharge of the Guarantee by such Guarantor of Debt under each Credit Facility to which it is a party or becomes a party after the Issue Date, other than a discharge through payment under such Guarantee, or

(3) defeasance or discharge of the Notes, as provided in “—Defeasance and Discharge.”

Optional Redemption

The Notes will be redeemable, in whole or in part, at the option of HII, at any time and from time to time, with respect to the 2023 Notes, prior to August 16, 2022 (12 months prior to the maturity of the New 2023 Notes) and, in the case of the 2028 Notes, at any time prior to June 16, 2028 (two months prior to the maturity of the New 2028 Notes) (each such date, a “Par Call Date”), upon not less than 10 nor more than 60 days’ notice, at a price equal to the greater of:

•	100% of the principal amount of the Notes redeemed; and

•

the sum of the present values of the Remaining Scheduled Payments, as defined below, that would be due if the Notes being redeemed on that redemption date matured on the applicable Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the applicable Treasury Rate plus 7.5 basis points, in the case of the 2023 Notes, and plus 15 basis points, in the case of the 2028 Notes;

provided, that if HII redeems any Notes on or after the applicable Par Call Date, the redemption price for such Notes will equal 100% of the principal amount of the Notes to be redeemed.

The redemption price for the Notes will include, in each case, accrued and unpaid interest, if any, to, but excluding, the applicable redemption date on the principal amount of Notes to be redeemed (subject to the right of the holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to such redemption date).

HII may at any time, and from time to time, purchase Notes in the open market or otherwise.

Selection and Notice

If fewer than all of the Notes of a particular series are being redeemed, the trustee will select the Notes of that series to be redeemed, by lot or by any other method the trustee in its sole discretion deems appropriate, in denominations of $2,000 principal amount and integral multiples of $1,000 in excess thereof; provided, that if the Notes of a particular series are represented by one or more global notes, beneficial interests in the Notes of that series will be selected for redemption by DTC in accordance with its standard procedures therefor. Upon surrender of any Note redeemed in part, the holder will receive a new Note equal in principal amount to the unredeemed portion of the surrendered Note. Once notice of redemption is sent to the holders, Notes called for redemption become due and payable at the redemption price on the redemption date. Commencing on the redemption date, Notes redeemed will cease to accrue interest.

No Mandatory Redemption or Sinking Fund

There will be no mandatory redemption or sinking fund payments for the Notes.

Ranking

The New Notes of each series and the related Note Guarantees will rank equally to each other in right of payment with or senior to all Debt of HII and the Guarantors, but will be effectively junior to all secured Debt of HII and the Guarantors to the extent of the value of the assets securing such Debt. As of March 31, 2022, we had $3.23 billion of total debt, including the Old Notes, the 2027 Notes, 2025 Notes, 2030 Notes, our outstanding Mississippi IRBs and GoZone IRBs, and $525 million outstanding under our Term Loan Credit Facility. As of March 31, 2022, we also had $1.485 billion of unutilized borrowing capacity under our Amended and Restated Revolving Credit Facility. Subject to the limits described under “Limitation on Liens,” HII and its Subsidiaries may incur additional secured Debt.

None of HII’s current or future Foreign Subsidiaries, Subsidiaries that are not wholly owned, Subsidiaries that are Immaterial Subsidiaries under the Credit Agreement, or Subsidiaries that are designated as Unrestricted Subsidiaries under the Credit Agreement will guarantee the Notes. Claims of creditors of non-guarantor subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of HII, including holders of the Notes. The Notes and each Note Guaranty therefore will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of subsidiaries of HII that are not Guarantors. As of March 31, 2022, HII’s non-Guarantor subsidiaries had no material assets or liabilities.

The indenture does not limit the Incurrence of Debt by HII or any of its Subsidiaries, and HII and its Subsidiaries may be able to Incur substantial amounts of additional Debt, including additional secured Debt.

Certain Covenants

The indenture contains covenants including, among others, the following:

Limitation on Liens

HII will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Liens of any nature whatsoever that secure Debt on any Principal Property of HII or any Restricted Subsidiary, or on shares of Capital Stock or Debt issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, whether the Principal Property, shares of Capital Stock or Debt were owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing, substantially concurrently with or prior to the creation of such Lien, that the Notes (or, in the case of a Restricted Subsidiary that is a Guarantor, its Note Guaranty) are secured equally and ratably with (or, if the obligation to be secured by the Lien is subordinated in right of payment to the Notes or any Note Guaranty, prior to) the obligations so secured for so long as such obligations are so secured.

“Principal Property” means any manufacturing plant or warehouse, together with the land upon which it is erected and fixtures comprising a part thereof, owned by the Company or any Restricted Subsidiary and located in the United States, the gross book value of which on the date as of which the determination is being made is an amount which exceeds 2% of Consolidated Net Tangible Assets, but not including any property financed through the issuance of any tax exempt governmental obligation, or any such manufacturing plant or warehouse or any portion thereof or any such fixture (together with the land upon which it is erected and fixtures comprising a part thereof) which, in the opinion of the board of directors of HII, is not of material importance to the total business conducted by the Company and its Subsidiaries, considered as a single enterprise.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Debt need not be permitted solely by reference to one category (or portion thereof) described in the definition of “Permitted Liens,” but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Debt (or any portion thereof) meets the criteria of one or more of the categories (or portions thereof) of Permitted Liens, HII shall, in its sole discretion, divide, classify or reclassify, or later divide, classify, or reclassify, such Lien securing such item of Debt (or any portion thereof) in any manner that complies (based on circumstances existing at the time of such division, classification or reclassification) with this covenant.

Limitation on Sale and Leaseback Transactions

HII will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property unless:

(1) the Sale and Leaseback Transaction is solely with HII or a Guarantor;

(2) the lease is for a period not in excess of 36 months, including renewals;

(3) HII or such Subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses (1) through (27) of the definition of “Permitted Liens,” without equally and ratably securing the Notes then outstanding under the indenture, to create, Incur, issue, assume or guarantee Debt secured by a Lien on such property in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction;

(4) HII or such Subsidiary within 360 days after the sale of such property in connection with such Sale and Leaseback Transaction is completed, applies an amount equal to the greater of (a) the net proceeds of the sale of such property or (b) the fair market value of such property to (i) the permanent retirement of the Notes, other Debt of HII ranking equally in right of payment with the Notes or Debt of a non-Guarantor Subsidiary or (ii) the purchase of property; or

(5) the Attributable Debt of HII and its Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the Issue Date (other than any such Sale and Leaseback Transaction as would be permitted as described in clauses (1) through (4) above), plus the aggregate principal amount of Debt secured by Liens on properties then outstanding (not including any such Debt secured by Liens described in clauses (1) through (26) of the definition of “Permitted Liens”) which do not equally and ratably secure such outstanding Notes (or secure such outstanding Notes on a basis that is prior to other Debt secured thereby), would not exceed 15% of Consolidated Net Tangible Assets.

Repurchase of Notes upon a Change of Control Triggering Event

Not later than 30 days following a Change of Control Triggering Event or, at our option, prior to the consummation of any Change of Control but after public announcement of the transaction that constitutes or may constitute the Change of Control, HII will make an Offer to Purchase all outstanding Notes of each series at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of purchase.

An “Offer to Purchase” must be made by written offer, which will specify the principal amount of Notes subject to the offer and the purchase price. The offer must specify an expiration date (the “expiration date”) not less than 15 days or more than 60 days after the date of the offer and a settlement date for purchase (the “purchase date”) not more than five business days after the expiration date. The offer must describe the transaction or transactions that constitute the Change of Control Triggering Event. The offer will also contain instructions and materials necessary to enable holders to tender Notes pursuant to the offer.

A holder may tender all or any portion of its Notes pursuant to an Offer to Purchase, subject to the requirement that any portion of a Note tendered must be equal to $2,000 principal amount or a higher multiple of $1,000, provided, that any unpurchased portion of a Note must be in a minimum principal amount of $2,000. Holders are entitled to withdraw Notes tendered up to the close of business on the expiration date. On the purchase date the purchase price will become due and payable on each Note accepted for purchase pursuant to the Offer to Purchase, and interest on Notes purchased will cease to accrue on and after the purchase date.

HII will not be required to make an Offer to Purchase upon a Change of Control Triggering Event if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control Triggering Event in the manner, at the times and otherwise in compliance with the requirements of the indenture and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption to the holders of the Notes has been given pursuant to the indenture as described under “—Optional Redemption.”

In the event that holders of not less than 90% of the aggregate principal amount of the outstanding Notes of the applicable series of Notes accept an Offer to Purchase following a Change of Control Triggering Event and HII purchases all of the Notes of such series held by such holders, HII will have the right, upon not less than 15 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Offer to Purchase described above, to redeem all of the Notes of such series that remain outstanding following such purchase at a redemption price equal to 101% of the aggregate principal amount of Notes redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the date of redemption, subject to the right of the holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to such date of redemption.

HII will comply with Rule 14e-1 under the Exchange Act and all other applicable laws in making any Offer to Purchase, and the above procedures will be deemed modified as necessary to permit such compliance.

The occurrence of certain change of control events with respect to HII would constitute a default under the Credit Agreement. In the event a Change of Control Triggering Event occurs, HII could attempt to seek a waiver from the requisite lenders under the Credit Agreement or refinance the Credit Agreement. If HII were not able to refinance or obtain the requisite consents for a waiver, it would constitute an Event of Default under the Credit Agreement.

Future debt of HII may prohibit HII from purchasing Notes in the event of a Change of Control Triggering Event, provide that a Change of Control Triggering Event is a default or require repurchase upon a Change of Control Triggering Event. In addition, the indentures governing our other outstanding senior notes require that we make an offer to repurchase our other outstanding senior notes, upon the occurrence of a change of control with respect to HII. Moreover, the exercise by the Noteholders of their right to require HII to purchase the Notes could cause a default under other debt, even if the Change of Control Triggering Event itself does not, due to the financial effect of the purchase on HII.

Finally, HII’s ability to pay cash to the noteholders following the occurrence of a Change of Control Triggering Event may be limited by HII’s then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the Notes. See “Risk Factors—Risks Relating to the Notes—The Notes are subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the Notes following a change of control triggering event.”

The phrase “all or substantially all,” as used with respect to the assets of HII in the definition of “Change of Control,” is subject to interpretation under applicable state law, and its applicability in a given instance would depend upon the facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” the assets of HII has occurred in a particular instance, in which case a holder’s ability to obtain the benefit of these provisions could be unclear.

Except as described above with respect to a Change of Control Triggering Event, the indenture will not contain provisions that permit the holders of the Notes to require that HII purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The provisions under the indenture relating to HII’s obligation to make an offer to repurchase each series of Notes as a result of a Change of Control Triggering Event may be waived or amended as described in “—Amendments and Waivers.”

Financial Reports

(a) HII shall deliver to the trustee for informational purposes only, within 15 days after it files them with the SEC, copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which HII is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. HII also shall comply with the other provisions of Section 314(a) of the Trust Indenture Act.

(b) For so long as any of the Notes remain outstanding and constitute “restricted securities” under Rule 144, HII will furnish to the holders of the Notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Reports to Trustee

HII will deliver to the trustee

(1) within 120 days after the end of each fiscal year a certificate stating that HII has fulfilled its obligations under the indenture or, if there has been a Default, specifying the Default and its nature and status; and

(2) as soon as possible and in any event within 30 days after HII becomes aware of the occurrence of a Default, an officers’ certificate setting forth the details of the Default, and the action which HII proposes to take with respect thereto.

Consolidation, Merger or Sale of Assets

Company

HII will not:

•	consolidate with or merge with or into any Person, or

•

sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets and the assets of its Subsidiaries, taken as a whole, as an entirety or substantially an entirety, in one transaction or a series of related transactions, to any Person, or

•	permit any Person to merge with or into HII,

unless:

(1) either (x) HII is the continuing Person or (y) the resulting, surviving or transferee Person is a corporation, limited liability company or partnership (provided that if the resulting, surviving or transferee Person is a limited liability company or partnership, a corporate Wholly Owned Subsidiary becomes a co-obligor at such time) organized and validly existing under the laws of the United States of America or any jurisdiction thereof and expressly assumes by supplemental indenture all of the obligations of HII under the indenture and the Notes and the registration rights agreement;

(2) immediately after giving effect to the transaction, no Default has occurred and is continuing; and

(3) HII delivers to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the indenture;

provided, that clause (2) does not apply (i) to the consolidation or merger of HII with or into a Wholly Owned Subsidiary or the consolidation or merger of a Wholly Owned Subsidiary with or into HII, or to the sale, lease, conveyance, transfer, or other disposition of all or substantially all of its assets and the assets of its Subsidiaries, taken as a whole, as an entirety or substantially an entirety, to a Wholly Owned Subsidiary that is a Guarantor, or (ii) if the sole purpose of the transaction is to change the jurisdiction of incorporation of HII.

Upon the consummation of any transaction effected in accordance with the foregoing provisions, if HII is not the continuing Person, the resulting, surviving or transferee Person will succeed to, and be substituted for, and may exercise every right and power of, HII under the indenture and the Notes with the same effect as if such successor Person had been named as HII in the indenture. Upon such substitution, except in the case of a lease, HII will be released from its obligations under the indenture and the Notes.

Guarantors

No Guarantor may:

•	consolidate with or merge with or into any Person, or

•	sell, convey, transfer or dispose of, all or substantially all its assets as an entirety or substantially as an entirety, in one transaction or a series of related transactions, to any Person, or

•	permit any Person to merge with or into the Guarantor,

unless:

(1) the other Person is HII or any Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction; or

(2) (A) either (x) the Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes by supplemental indenture all of the obligations of the Guarantor under its Note Guaranty; and

(B) immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(3) the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to HII or a Subsidiary) otherwise permitted by the indenture.

Default and Remedies

Events of Default

An “Event of Default” will occur with respect to either series of the Notes if

(1) HII defaults in the payment of the principal of any Note when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise (other than pursuant to an Offer to Purchase pursuant to “—Repurchase of Notes upon a Change of Control Triggering Event”);

(2) HII defaults in the payment of interest (including any additional interest) on any Note when the same becomes due and payable, and the default continues for a period of 30 days;

(3) HII defaults in the performance of or breaches any other covenant or agreement of HII in the indenture or under the Notes and the default or breach continues for a period of 90 consecutive days after written notice thereof to HII by the trustee or to HII and the trustee by the holders of 25% or more in aggregate principal amount of the Notes (which notice requires that the default be remedied and states that it is a notice of default under the indenture);

(4) (i) any failure to pay indebtedness for money HII borrowed or guaranteed the payment of in an aggregate principal amount of at least $100 million at the later of Stated Maturity and the expiration of any related applicable grace period and such defaulted payment shall not have been made, waived or extended within 30 days or (ii) acceleration of the Stated Maturity of any indebtedness for money that HII borrowed or guaranteed the payment of in an aggregate principal amount of at least $100 million, if such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days; provided, however, that, if the default under the instrument is cured by HII, or waived by the holders of the indebtedness, in each case as permitted by the governing instrument, then the event of default under the indenture governing the Notes caused by such default will be deemed likewise to be cured or waived;

(5) certain bankruptcy defaults occur with respect to HII; or

(6) any Note Guaranty of a Significant Subsidiary (or a group of Subsidiaries that would, taken together, be a Significant Subsidiary) ceases to be in full force and effect, other than in accordance the terms of the indenture, or a Guarantor that is a Significant Subsidiary (or a group of Subsidiaries that would, taken together, be a Significant Subsidiary) denies or disaffirms its obligations under its Note Guaranty.

Consequences of an Event of Default

If an Event of Default, other than a bankruptcy default with respect to HII, occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to HII (and to the trustee if the notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal of and accrued and unpaid interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal and interest will become immediately due and payable. If a bankruptcy default occurs with respect to HII, the principal of and accrued and unpaid interest on such series of Notes then outstanding will become immediately due and payable without any declaration or other act on the part of the trustee or any holder.

In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (4) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (4) shall be remedied or cured by HII or a Significant Subsidiary of HII or waived (and the related declaration of acceleration rescinded or annulled) by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of such series of Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the trustee for the payment of amounts due on the Notes.

The holders of a majority in principal amount of the outstanding Notes by written notice to HII and to the trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if

(1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by the declaration of acceleration, have been cured or waived,

(2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction, and

(3) all sums paid or advanced by the trustee under the indenture and the reasonable fees, expenses and disbursements of the trustee, its agents and counsel have been paid.

Except as otherwise provided in “—Consequences of an Event of Default” or “—Amendments and Waivers—Amendments with Consent of Holders,” the holders of a majority in principal amount of the outstanding Notes may, by notice to the trustee, waive an existing Default and its consequences. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

The holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the Notes. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of Notes not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of the Notes.

A holder of Notes may not institute any proceeding, judicial or otherwise, with respect to the indenture or the Notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture or the Notes, unless:

(1) the holder has previously given to the trustee written notice of a continuing Event of Default with respect to the Notes;

(2) holders of at least 25% in aggregate principal amount of outstanding Notes have made written request to the trustee to institute proceedings in respect of the Event of Default in its own name as trustee under the indenture;

(3) holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4) the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes have not given the trustee a direction that is inconsistent with such written request.

Notwithstanding anything to the contrary, the right of a holder of a Note to receive payment of principal of or interest on its Note on or after the Stated Maturities thereof or after a redemption or repurchase date therefor, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that holder.

If any Default occurs and is continuing and is known to the trustee, the trustee will send notice of the Default to each holder within 90 days after it occurs, unless the Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any Note, the trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors of the trustee in good faith determine that withholding the notice is in the interest of the holders.

No Liability of Directors, Officers, Employees, Incorporators, Members and Stockholders

No director, officer, employee, incorporator, manager, member, general or limited partner or stockholder, past, present and future, of HII or any of its Subsidiaries, as such, will have any liability for any obligations of HII or any Guarantor under the Notes, any Note Guaranty or the indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Amendments and Waivers

Amendments without Consent of Holders

HII and the trustee may amend or supplement the indenture or the Notes without notice to or the consent of any noteholder

(1) to cure any ambiguity, defect or inconsistency in the indenture or the Notes;

(2) to comply with “Consolidation, Merger or Sale of Assets”;

(3) to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

(4) to evidence and provide for the acceptance of an appointment by a successor trustee;

(5) to provide for uncertificated Notes in addition to or in place of certificated Notes, provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code;

(6) to provide for any Guarantee of the Notes, to secure the Notes or to confirm and evidence the release, termination or discharge of any Guarantee of or Lien securing the Notes when such release, termination or discharge is permitted by the indenture;

(7) to provide for or confirm the issuance of additional Notes;

(8) to make any other change that does not materially and adversely affect the rights of any holder;

(9) to provide for the issuance of the New Notes;

(10) to add to the covenants of HII for the benefit of the noteholders;

(11) to add additional Events of Default; or

(12) to conform any provision to the “Description of the Notes” contained in the offering memorandum pursuant to which the Old Notes were originally issued.

Amendments with Consent of Holders

(a) Except as otherwise provided in “—Default and Remedies—Consequences of an Event of Default” or paragraph (b), HII and the trustee may amend the indenture and the Notes with the written consent of the holders of a majority in principal amount of the outstanding Notes and the holders of a majority in principal amount of outstanding Notes may waive future compliance by HII with any provision of the indenture or the Notes.

(b) Notwithstanding the provisions of paragraph (a), without the consent of each holder affected, an amendment or waiver may not:

(1) reduce the principal amount of or change the Stated Maturity of any installment of principal of any Note,

(2) reduce the rate of interest or change the Stated Maturity of any interest payment on any Note,

(3) reduce the amount payable upon the redemption of any Note or change the time of any mandatory redemption or, in respect of an optional redemption, the times at which any Note may be redeemed or, once notice of redemption has been given, the time at which it must thereupon be redeemed,

(4) after the time an Offer to Purchase is required to have been made, reduce the purchase amount or purchase price, or extend the latest expiration date or purchase date thereunder,

(5) make any Note payable in money other than that stated in the Note,

(6) impair the right of any holder of Notes to receive any principal payment or interest payment on such holder’s Notes, on or after the Stated Maturity thereof or any redemption or repurchase date therefor, or to institute suit for the enforcement of any such payment,

(7) make any change in the percentage of the principal amount of the Notes required for amendments or waivers,

(8) modify or change any provision of the indenture affecting the ranking of the Notes or any Note Guaranty in a manner adverse to the holders of the Notes, or

(9) make any change in any Note Guaranty that would adversely affect the noteholders in any material respect.

It is not necessary for noteholders to approve the particular form of any proposed amendment, supplement or waiver, but is sufficient if their consent approves the substance thereof.

Defeasance and Discharge

HII may discharge its obligations under either series of Notes and the indenture with respect to such series of Notes by irrevocably depositing in trust with the trustee money sufficient or U.S. Government Obligations the principal of and interest on which will be sufficient, or a combination thereof sufficient, to pay principal of and interest on such series of Notes to maturity or redemption within one year, subject to meeting certain other conditions.

HII may also elect to:

(1) discharge most of its obligations in respect of such series of Notes and the indenture, not including obligations related to the defeasance trust or to the replacement, transfer or exchange of such Notes or its obligations to the trustee (“legal defeasance”) or

(2) discharge its obligations under most of the covenants with respect to such series of Notes (and the events listed in clauses (3) (solely with respect to the covenants being defeased), (4) and (6) under “—Default and Remedies—Events of Default” will no longer constitute Events of Default) (“covenant defeasance”)

by irrevocably depositing in trust with the trustee money sufficient or U.S. Government Obligations the principal of and interest on which will be sufficient, or a combination thereof sufficient, to pay principal of and interest on such series of Notes to maturity or redemption and by meeting certain other conditions, including delivery to the trustee of either a ruling received from the Internal Revenue Service or an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case. In the case of legal defeasance, such an opinion could not be given absent a change of law after the Issue Date.

In the case of either discharge or defeasance, the related Note Guarantees, if any, will terminate with respect to such series of Notes.

Concerning the Trustee

U.S. Bank Trust Company, National Association is the trustee under the indenture.

Except during the continuance of an Event of Default, the trustee need perform only those duties that are specifically set forth in the indenture and no others, and no implied covenants or obligations will be read into the indenture against the trustee. In case an Event of Default has occurred and is continuing, the trustee shall exercise those rights and powers vested in it by the indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. No provision of the indenture will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties thereunder, or in the exercise of its rights or powers. Prior to taking any action under the indenture, the trustee shall be entitled to indemnification satisfactory to it against any loss, liability or expense.

The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of any obligor on the Notes, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with HII and its affiliates; provided that if it acquires any conflicting interest as defined under the Trust Indenture Act, it must either eliminate the conflict within 90 days or resign.

Form, Denomination and Registration of Notes

The Old Notes were, and the New Notes will be, issued in registered form, without interest coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof, initially in the form of global notes, as further provided below.

The trustee is not required (i) to issue, register the transfer of or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or purchased pursuant to an Offer to Purchase, (ii) to register the transfer of or exchange any Note so selected for redemption or purchase in whole or in part, except, in the case of a partial redemption or purchase, that portion of the Note not being redeemed or purchased, or (iii) if a redemption or a purchase pursuant to an Offer to Purchase is to occur after a regular record date but on or before the corresponding interest payment date, to register the transfer or exchange of any Note on or after the regular record date and before the date of redemption or purchase. See “—Global Notes,” “—Certificated Notes,” and “Notice to Investors” for a description of additional transfer restrictions applicable to the Notes.

No service charge will be imposed in connection with any transfer or exchange of any Note, but HII may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Global Notes

Global notes evidencing the New Notes will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Beneficial interests in the global notes will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global note, DTC or such nominee will be considered the sole owner or holder of the Notes represented by such global note for all purposes under the indenture and the Notes. No owner of a beneficial interest in a global note will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants.

Investors may hold their beneficial interests in the global notes directly through DTC if they are participants in DTC, or indirectly through organizations which are participants in DTC.

Payments of principal and interest under each global note will be made to DTC’s nominee as the registered owner of such global note. HII expects that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global note as shown on the records of DTC. HII also expects that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of HII, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global note or for maintaining or reviewing any records relating to such beneficial interests.

If the depositary for a global security is DTC, a Person may hold interests in the global notes through Clearstream Banking S.A. (“Clearstream”), or Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”), in each case, as a participant in DTC. Euroclear and Clearstream will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream on the books of their respective depositaries, which in turn will hold such interests in customers’ securities in the depositaries’ names on DTC’s books.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the Notes made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. HII has no control over those systems or their participants, and HII takes no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on the one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.

Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the Notes through these systems and wish, on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

Certificated Notes

The New Notes will not bear any restricted legend.

A certificated Old Note not exchanged in the exchange offer may be transferred to a Person who wishes to hold a beneficial interest in the U.S. global note only upon receipt by the trustee of a Rule 144A certificate of the transferee. A certificated Old Note may be transferred to a Person who wishes to hold a beneficial interest in the offshore global note only upon receipt by the trustee of a Regulation S certificate of the transferor. A certificated Old Note may be transferred to a Person who wishes to hold a certificated Note only upon receipt by the trustee of (x) a Rule 144A certificate of the transferee, (y) a Regulation S certificate of the transferor or (z) an institutional accredited investor certificate of the transferee, and/or an opinion of counsel and such other certifications and evidence as HII may reasonably require in order to determine that the proposed transfer is being made in compliance with the Securities Act. Any such transfer of certificated Old Notes to an institutional accredited investor must involve Old Notes having a principal amount of not less than $250,000. The restrictions on transfer described in this paragraph will not apply (1) to Notes sold pursuant to a registration statement under the Securities Act or to the New Notes or (2) after such time (if any) as HII determines and instructs the trustee that the Old Notes are eligible for resale pursuant to Rule 144 under the Securities Act without the need for current public information. There is no assurance that the Old Notes will become eligible for resale pursuant to Rule 144. Notwithstanding the foregoing, certificated Notes that do not bear the restricted legend set forth in the section “Notice to Investors” in the offering memorandum pursuant to which the Old Notes were originally issued will not be subject to transfer restrictions.

If DTC notifies HII that it is unwilling or unable to continue as depositary for a global note and a successor depositary is not appointed by HII within 90 days of such notice, or an Event of Default has occurred and the trustee has received a request from DTC, the trustee will exchange each beneficial interest in that global note for one or more certificated Notes registered in the name of the owner of such beneficial interest, as identified by DTC. Any such certificated note issued in exchange for a beneficial interest in the U.S. global note will bear the restricted legend set forth under “Notice to Investors” in the offering memorandum pursuant to which the Old Notes were originally issued and accordingly will be subject to the restrictions on transfer applicable to certificated Old Notes bearing such restricted legend.

Same Day Settlement and Payment

The indenture will require that payments in respect of the Notes represented by the global notes be made by wire transfer of immediately available funds to DTC for transfer to the accounts of its participants. With respect to Notes in certificated form, HII will make all payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each holder’s registered address.

The New Notes represented by global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. HII expects that secondary trading in any certificated Notes will also be settled in immediately available funds.

Governing Law

The indenture, the Old Notes, including any Note Guarantees, and the New Notes and related Note Guarantees shall be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Attributable Debt” means, with respect to any Sale and Leaseback Transaction that does not result in a Capital Lease, the present value (computed in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease which is terminable by the lessee upon payment of a penalty, the Attributable Debt shall be the lesser of:

(1) the Attributable Debt determined assuming termination upon the first date such lease may be terminated (in which case the Attributable Debt shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated); and

(2) the Attributable Debt determined assuming no such termination.

“Capital Lease” means, with respect to any Person, any lease of any property which, in conformity with GAAP, is required to be classified as a finance lease on the balance sheet of such Person.

“Capital Markets Debt” means any Debt consisting of bonds, debentures, Notes or other similar debt securities in an aggregate principal amount outstanding equal to or greater than $200 million issued in (a) a public offering registered under the Securities Act, (b) a private placement to institutional investors that is resold in accordance with Rule 144A or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC or (c) a private placement to institutional investors. For the avoidance of doubt, the term “Capital Markets Debt” does not include any Debt under a Credit Agreement, Debt incurred in connection with a Sale and Leaseback Transaction, Debt incurred in the ordinary course of business of HII, obligations under Capital Leases or recourse transfer of any financial asset or any other type of Debt incurred in a manner not customarily viewed as a “securities offering.”

“Capital Stock” means, with respect to any Person, any and all shares of stock of a corporation, partnership interests or other equivalent interests (however designated, whether voting or non-voting) in such Person’s equity, entitling the holder to receive a share of the profits and losses, and a distribution of assets, after liabilities, of such Person.

“Change of Control” means:

(1) the merger or consolidation of HII with or into another Person or the merger of another Person with or into HII or the merger of any Person with or into a Subsidiary of HII if Capital Stock of HII is issued in connection therewith, or the sale of all or substantially all the assets of HII to another Person, unless holders of a majority of the aggregate voting power of the Voting Stock of HII, immediately prior to such transaction, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person;

(2) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rules 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of HII; or

(3) the adoption of a plan relating to the liquidation or dissolution of HII.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (a) HII becomes a direct or indirect wholly owned subsidiary of a holding company (which shall include a parent company) and (b)(i) the holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (ii) no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Voting Stock of such holding company immediately following such transaction.

“Change of Control Triggering Event” means, with respect to either series of Notes, the occurrence of both a Change of Control and a Ratings Decline.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes (assuming, for this purpose, that the Notes matured on the Par Call Date) to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes (assuming, for this purpose, that the Notes matured on the Par Call Date).

“Comparable Treasury Price” means, with respect to any redemption date for the Notes:

•	the average of the Reference Treasury Dealer Quotations obtained by HII for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations; or

•	if HII obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained by HII; or

•	if HII obtains only one Reference Treasury Dealer Quotation, such quotation.

“Consolidated Net Tangible Assets” of any Person means the aggregate amount of assets of such Person and its Subsidiaries after deducting therefrom (to the extent otherwise included therein) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual (as the case may be) consolidated balance sheet (prior to the relevant date of determination for which internal financial statements are available) of such Person and its Subsidiaries in accordance with GAAP.

“Credit Agreement” means the Amended and Restated Revolving Credit Agreement dated August 2, 2021, among HII, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank, and certain other issuing banks, together with any related documents (including any guarantee agreements), as such agreement may be amended, modified, supplemented, restated, extended, renewed, refinanced or replaced or substituted from time to time in one or more agreements or instruments (in each case with the same or new lender, group of lenders, investors, purchasers or other debtholders), including pursuant to any agreement extending the maturity thereof or otherwise restructuring all or any portion of the Debt thereunder or increasing the amount loaned or issued thereunder.

“Credit Facility” means any (i) credit facility (including the Credit Agreement) with banks or other lenders providing for revolving credit loans or term loans providing for the Incurrence of Debt in an aggregate principal amount outstanding equal to or greater than $200 million, and (ii) any agreement that refinances any Debt Incurred under any agreement described in clause (i) or this clause (ii), including in each case any successor or replacement agreement or agreements.

“Debt” means, with respect to any Person, without duplication,

(1) all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, Notes or other similar instruments;

(3) all obligations of such Person as lessee under Capital Leases; and

(4) all Debt of other Persons Guaranteed by such Person to the extent so Guaranteed.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Domestic Subsidiary” means any Subsidiary formed under the laws of the United States of America or any jurisdiction thereof.

“Fitch” means Fitch Ratings Limited and its successors.

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part; provided that the term “Guarantee” does not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means (i) each Domestic Subsidiary of HII in existence on the Issue Date that Guarantees any Debt under the Credit Agreement at such time and (ii) each Domestic Subsidiary that executes a supplemental indenture in the form attached to the indenture providing for the guaranty of the payment of the Notes, or any successor obligor under its Note Guaranty pursuant to “—Consolidation, Merger or Sale of Assets,” in each case unless and until such Guarantor is released from its Note Guaranty pursuant to the indenture.

“Hedging Agreement” means (i) any interest rate swap agreement, interest rate cap agreement or other agreement designed to protect against fluctuations in interest rates or (ii) any foreign exchange forward contract, currency swap agreement or other agreement designed to protect against fluctuations in foreign exchange rates or (iii) any commodity or raw material futures contract or any other agreement designed to protect against fluctuations in raw material prices.

“Incur” means, with respect to any Debt, to incur, create, issue, assume or Guarantee such Debt. If any Person becomes a Subsidiary on any date after the Issue Date, the Debt of such Person outstanding on such date will be deemed to have been Incurred by such Person on such date. The accretion of original issue discount or payment of interest in kind will not be considered an Incurrence of Debt.

“Independent Investment Banker” means one of the Reference Treasury Dealers, to be appointed by HII.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by HII.

“Issue Date” means the date on which the Old Notes were originally issued under the indenture.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or Capital Lease having substantially the same economic effect as any of the foregoing).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Note Guaranty” means the guaranty of the Notes by a Guarantor pursuant to the indenture.

“Permitted Liens” means

(1) Liens existing on the Issue Date not otherwise constituting Permitted Liens;

(2) Liens securing the Notes or any Note Guarantees;

(3) [reserved];

(4) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or leases, or to secure public or statutory obligations, surety bonds, customs duties and the like, or for the payment of rent, in each case incurred in the ordinary course of business and not securing Debt;

(5) Liens imposed by law, such as carriers’, vendors’, warehousemen’s and mechanics’ liens, in each case for sums not yet due or being contested in good faith and by appropriate proceedings;

(6) Liens in respect of taxes and other governmental assessments and charges;

(7) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the proceeds thereof and Liens on cash deposits held to cash collateralize letters of credit or Liens in respect of cash in connection with the operation of cash management programs and Liens associated with the discounting or sale of letters of credit;

(8) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property, not interfering in any material respect with the conduct of the business of HII and its Subsidiaries;

(9) licenses or leases or subleases as licensor, lessor or sublessor of any of its property, including intellectual property, in the ordinary course of business;

(10) customary Liens in favor of trustees and escrow agents, and netting and setoff rights, banker’s liens and the like in favor of financial institutions and counterparties to financial obligations and instruments, including Hedging Agreements;

(11) Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(12) judgment liens, and Liens securing appeal bonds or letters of credit issued in support of or in lieu of appeal bonds;

(13) Liens (including the interest of a lessor under a Capital Lease) on property that secure Debt of HII or any Subsidiary, which may include Capital Leases, mortgage financings or purchase money obligations, Incurred on or after the Issue Date no later than 180 days after the date of purchase or completion of construction or improvement of property, plant or equipment for the purpose of financing all or any part of the purchase price or cost of construction or improvement of such property and which attach within 180 days after the date of such purchase or the completion of construction or improvement and do not extend to any other property of HII and its Subsidiaries;

(14) Liens on property of a Person at the time such Person becomes a Subsidiary of HII;

(15) mortgages on property to secure the payment of all or any part of the price of acquisition, construction or improvement of such property by HII or a Subsidiary or to secure any Debt Incurred by HII or a Subsidiary, prior to, at the time of, or within twelve months after the later of the acquisition or completion of such improvements or construction or the placing in operation of such property, which Debt is Incurred for the purpose of financing all or any part of the purchase price thereof or construction or improvements thereon; provided, however, that in the case of any such acquisition, construction or improvement the mortgage shall not apply to any property theretofore owned by HII, or a Subsidiary, other than, in the case of any such construction or improvement, any theretofore substantially unimproved real property on which the property or improvement so constructed is located;

(16) Liens securing Debt or other obligations of HII or a Subsidiary to HII or a Subsidiary;

(17) Liens securing Hedging Agreements so long as such Hedging Agreements relate to Debt for borrowed money that is secured by a Lien on the same property securing such Hedging Agreements;

(18) Liens in favor of customs or revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods incurred in the ordinary course of business;

(19) deposits in the ordinary course of business to secure liability to insurance carriers;

(20) any interest of title of an owner of equipment or inventory on a loan or consignment to HII or any of its Subsidiaries and Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by HII or any Subsidiary in the ordinary course of business;

(21) Liens securing obligations for third party customer financing in the ordinary course of business;

(22) options, put, call and swap arrangements, rights of first refusal and similar rights relating to investments in joint ventures, limited liability companies, partnerships and the like permitted to be made under the indenture;

(23) Liens deemed to exist in connection with investments in repurchase agreements; provided that such Liens do not extend to any assets other than those assets that are the subject of such repurchase agreements;

(24) Liens on property necessary to defease Debt that was not Incurred in violation of the indenture;

(25) extensions, renewals, amendments, refinancings or replacements of any Permitted Lien in connection with the refinancing of the obligations secured thereby, provided that (a) such Lien does not extend to any other property and the amount secured by such Lien is not increased (except in respect of premium, fees and expenses related to any such refinancing); (b) such extension, renewal, amendment, refinancing or replacement Lien may not secure Debt for borrowed money unless the original Lien secured Debt for borrowed money; and (c) if the original Lien was incurred pursuant to clause (27), the Debt secured by such extension, renewal, amendment, refinancing or replacement Lien shall be deemed outstanding under clause (27), for purposes of measuring whether subsequent Incurrences under such clauses may be permitted;

(26) mortgages on property of HII or a Subsidiary in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country or any political subdivision thereof, or any department, agency or instrumentality of such country or political subdivision, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any Debt incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such mortgages (including without limitation mortgages incurred in connection with pollution control, industrial revenue or similar financings); and

(27) other Liens; provided that the amount of outstanding Debt secured by Liens Incurred pursuant to this clause (27), when aggregated with the amount of Attributable Debt outstanding and Incurred in reliance on clause (5) under “Certain Covenants—Limitation on Sale and Leaseback Transactions,” does not exceed 15% of Consolidated Net Tangible Assets at the time any such Lien is granted.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, including a government or political subdivision or an agency or instrumentality thereof.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P and (2) if any of Fitch, Moody’s or S&P ceases to rate the applicable series of Notes or fails to make a rating of such Notes publicly available for reasons outside of HII’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by HII (as certified by a resolution of the board of directors of HII) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“Ratings Decline” means, with respect to a series of Notes, the rating on such Notes is lowered by at least two of the three Rating Agencies and the Notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies, in any case on any day during the period (which period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by either of the Rating Agencies) commencing 60 days prior to the first public notice of the occurrence of a change of control or HII’s intention to effect a Change of Control and ending 60 days following consummation of such Change of Control; provided, however, that a ratings decline otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Ratings Decline) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform HII that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Ratings Decline). The trustee shall not be responsible for determination or monitoring whether or not a Ratings Decline has occurred.

“Reference Treasury Dealer” means each of BofA Securities, Inc. and J.P. Morgan Securities LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer (a “Primary Treasury Dealer”) HII will substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by HII, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to HII by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption (assuming, for this purpose, that the Notes matured on the Par Call Date); provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

“Restricted Subsidiary” means any of HII’s Subsidiaries that directly or indirectly through ownership of any Subsidiary owns a Principal Property.

“S&P” means S&P Global Ratings, a division of S&P Global, Inc., and its successors.

“Sale and Leaseback Transaction” means an arrangement relating to property, plant or equipment now owned or hereafter acquired by HII or a Subsidiary whereby HII or a Subsidiary transfers such property to a Person and HII or such Subsidiary leases it from such Person, other than (i) leases between HII and a Subsidiary or between Subsidiaries or (ii) any such transaction entered into with respect to any property, plant or equipment or any improvements thereto at the time of, or within 180 days after, the acquisition or completion of construction of such property, plant or equipment or such improvements (or, if later, the commencement of commercial operation of any such property, plant or equipment), as the case may be, to finance the cost of such property, plant or equipment or such improvements, as the case may be.

“SEC” means the United States Securities and Exchange Commission.

“Significant Subsidiary” means any Subsidiary that is a “significant subsidiary” as defined in Article 1, Rule 1-02 (w)(1) or (2) of Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the Issue Date.

“Stated Maturity” means (i) with respect to any Debt, the date specified as the fixed date on which the final installment of principal of such Debt is due and payable or (ii) with respect to any scheduled installment of principal of or interest on any Debt, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Debt, not including any contingent obligation to repay, redeem or repurchase prior to the regularly scheduled date for payment.

“Subsidiary” means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by, or, in the case of a partnership, the sole general partner or the managing partner or the only general partners of which are, such Person and one or more Subsidiaries of such Person (or a combination thereof). Unless otherwise specified, “Subsidiary” means a Subsidiary of HII.

“Treasury Rate” means, with respect to any redemption date for the Notes, the rate per annum equal to the semi-annual equivalent yield to maturity (or interpolated yield to maturity on a day count basis) of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date. The Treasury Rate will be calculated on and as of the third business day preceding the redemption date. The trustee shall not be responsible for making any such calculations.

“U.S. Government Obligations” means (i) obligations issued or directly and fully guaranteed or insured by the United States of America or by any agent or instrumentality thereof, provided that the full faith and credit of the United States of America is pledged in support thereof; (ii) repurchase agreements with respect to debt obligations referred to in clause (i); (iii) money market accounts that invest solely in the debt obligations referred to in clause (i) and/or repurchase obligations referred to in clause (ii) above; and (iv) U.S. dollars.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members, as applicable, of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary, a Subsidiary all of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by HII and one or more Wholly Owned Subsidiaries (or a combination thereof).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax considerations related to the exchange of Old Notes for New Notes in the exchange offer. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, or the IRS, so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this summary is limited to holders who hold their Old Notes as capital assets (generally for investment purposes) and exchange their Old Notes for New Notes in the exchange offer. This summary does not address all aspects of U.S. federal income taxes related to the exchange of Old Notes for New Notes in the exchange offer and does not address all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•

tax consequences to holders who may be subject to special tax treatment, including dealers or traders in securities or currencies, banks and other financial institutions, regulated investment companies, real estate investment trusts, “controlled foreign corporations”, “passive foreign investments companies”, tax-exempt entities, insurance companies, pension plans, individual retirement accounts or other tax-deferred accounts and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	tax consequences to persons holding Old Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle or other risk reduction transaction;

•	tax consequences to holders of Old Notes whose “functional currency” is not the U.S. dollar;

•	tax consequences to partnerships or other pass-through entities and their members; and

•	tax consequences to certain former citizens or residents of the United States.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Old Notes, the tax treatment of the exchange offer to a partner will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors regarding the tax consequences of the exchange offer.

This summary of U.S. federal income tax considerations is for general information only and is not tax advice for any particular investor. This summary does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction. This summary also does not address any U.S. federal tax consequences other than income tax, such as U.S. federal alternative minimum tax consequences, the potential application of the Medicare tax on net investment income, and any U.S. federal estate or gift tax consequences. If you are considering the purchase of Notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

Exchange Offer

The exchange of Old Notes for New Notes is not expected to constitute a taxable exchange for U.S. federal income tax purposes. As a result, (1) a holder of Old Notes should not recognize a taxable gain or loss as a result of exchanging such holder’s Old Notes for New Notes, (2) the holding period of the New Notes received should include the holding period of the Old Notes exchanged therefor, (3) the adjusted issue price of the New Notes received should be the same as the adjusted issue price of the Old Notes exchanged therefor, and (4) the adjusted tax basis of the New Notes received should be the same as the adjusted tax basis of the Old Notes exchanged therefor immediately before such exchange. The United States federal income tax consequences of holding and disposing of your New Notes generally are expected to be the same as those applicable to your Old Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until the date that is 180 days from the Expiration Date, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer, and any broker or dealer that participates in a distribution of such New Notes, may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain other legal matters with respect to the Guarantors incorporated in Virginia, Maryland and Ohio guarantors will be passed upon for us by Charles R. Monroe, Jr., Ballard Spahr LLP and Hahn Loeser & Parks LLP, respectively.

Mr. Monroe is employed by a wholly owned subsidiary of the Company that guarantees the Notes, is paid a salary in connection with such employment and is a participant in various employee benefit plans and incentive plans offered by the Company or such wholly owned subsidiary. Mr. Monroe owns or has rights to acquire an aggregate of less than 1% of the Company’s common stock.

EXPERTS

The consolidated financial statements as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and the effectiveness of Huntington Ingalls Industries, Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 with respect to the issuance of the New Notes. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and about the New Notes, you should refer to the registration statement and its exhibits.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information that issuers, including us, file electronically with the SEC. The public can obtain any documents that we file with the SEC, including the registration statement on Form S-4, at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.hii.com. Our website is not a part of this prospectus and is not incorporated by reference in this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the

Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed) until the offering of the securities under the registration statement is terminated or completed:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2021, including the information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement for the 2022 Annual Meeting of Stockholders;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022; and

•	Current Reports on Form 8-K filed February 1, 2022 (as amended by our Current Report on Form 8-K/A filed on March 4, 2022), February 1, 2022, March 4, 2022, May 6, 2022 and May 9, 2022.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

4101 Washington Ave

Newport News, VA 23607

Attn: HII Corporate Treasury

(757) 380-2000

Huntington Ingalls Industries, Inc.

Offer to Exchange

up to $600,000,000 2.043% Senior Notes due 2028

that have been registered under the

Securities Act of 1933, as amended,

for any and all of our outstanding unregistered

2.043% Senior Notes due 2028

and

up to $400,000,000 0.670% Senior Notes due 2023

that have been registered under the

Securities Act of 1933, as amended,

for any and all of our outstanding unregistered

0.670% Senior Notes due 2023

PROSPECTUS

May 23, 2022

Until the date that is 180 days from the date of the Expiration Date, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.